                 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                              PERINI CORPORATION
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                           MASSACHUSETTS                                                      04-1717070
   (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)                (I.R.S. EMPLOYER IDENTIFICATION NO.)
     73 MT. WAYTE AVENUE, FRAMINGHAM, MASSACHUSETTS 01701  (508) 628-2000
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               DAVID B. PERINI
                              PERINI CORPORATION
    73 Mt. Wayte Avenue, Framingham, Massachusetts 01701    (508) 628-2000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENT FOR SERVICE)
                                  Copies to:
                         THOMAS W. JACKSON                                                GERALD S. TANENBAUM
                     JACOBS PERSINGER & PARKER                                          CAHILL GORDON & REINDEL
             77 Water Street, New York, New York 10005                         80 Pine Street, New York, New York 10005
                           (212) 607-6231                                                   (212) 701-3224
                                --------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the Registration Statement is declared effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. []
    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)
(1) of this Form, check the following box.  []

                       CALCULATION OF REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF          AMOUNT           PROPOSED MAXIMUM      PROPOSED MAXIMUM      AMOUNT OF
SECURITIES TO BE                 TO BE           OFFERING PRICE PER    AGGREGATE OFFERING    REGISTRATION
       REGISTERED            REGISTERED(1)            UNIT(2)             PRICE(1)(2)            FEE
- ---------------------------------------------------------------------------------------------------------
Depositary Shares, each
  representing 1/10th
  share of $
  Convertible
  Exchangeable Junior
  Preferred Stock ......    1,150,000 shares            $25               $28,750,000           $9,914
$       Convertible
  Exchangeable
  Junior Preferred
  Stock, par value
  $1 per share (3) .....      115,000 shares
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
(1) Includes 150,000 Depositary Shares which may be purchased by the
    Underwriter to cover over-allotments, if any, representing an aggregate of
    15,000 shares of $      Convertible Exchangeable Junior Preferred Stock.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) This Registration Statement also covers such indeterminate principal
    amount of     % Convertible Subordinated Debentures due 2019 as may be
    exchanged by the Company for the $      Convertible Exchangeable Junior
    Preferred Stock and such indeterminate number of shares of Common Stock of the Company as may be issuable upon conversion of such shares of $
    Convertible Exchangeable Junior Preferred Stock or such Debentures, as well as such additional shares of Common Stock as may become issuable
    pursuant to any anti-dilution provisions governing such $      Convertible
    Exchangeable Junior Preferred Stock or such Debentures.
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement will thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

                              PERINI CORPORATION
         CROSS REFERENCE SHEET PURSUANT TO ITEM 501 OF REGULATION S-K

REGISTRATION STATEMENT ITEM NUMBER AND CAPTION               CAPTION IN PROSPECTUS
- ----------------------------------------------               ---------------------
 1.  Forepart of Registration Statement and Outside Front
      Cover Page of Prospectus ............................  Facing Page; Cross Reference Sheet; Outside
                                                               Front Cover Page.
 2.  Inside Front Page and Outside Back Cover Pages of
      Prospectus ..........................................  Inside Front Page and Outside Back Cover
                                                               Page.
 3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges ...........................  Prospectus Summary; The Company.
 4.  Use of Proceeds ......................................  Use of Proceeds.
 5.  Determination of Offering Price ......................          *<F1>
 6.  Dilution .............................................          *<F1>
 7.  Selling Security Holders .............................          *<F1>
 8.  Plan of Distribution .................................  Underwriting.
 9.  Description of Securities to be Registered ...........  Description of Convertible Preferred Stock;
                                                               Description of Depositary Shares;
                                                               Description of Debentures; Description of
                                                               Outstanding Capital Stock -- Common Stock.
10.  Interests of Named Experts and Counsel ...............  Experts; Legal Matters.
11.  Information with Respect to the Registrant ...........  Prospectus Summary; The Company; Price Range
                                                               of Common Stock; Dividends; Selected
                                                               Financial Data; Management's Discussion and
                                                               Analysis of Financial Condition and Results
                                                               of Operations; Business.
12.  Incorporation of Certain Information by Reference ....  Incorporation of Certain Documents by
                                                               Reference.
13.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities ......          *<F1>

- ---------
<F1><*Not Applicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                            Subject to Completion
                              Dated May 27, 1994
1,000,000 Shares
PERINI CORPORATION
Depositary Convertible Exchangeable Junior Preferred Shares Each Representing
1/10th Share of $     Cumulative Convertible Exchangeable Junior Preferred
Stock
Each of the Depositary Convertible Exchangeable Junior Preferred Shares (the "Depositary Shares") represents ownership of 1/10th of a share of the $ Cumulative Convertible Exchangeable Junior Preferred Stock, par value $1.00 per share (the "Convertible Preferred Stock") of Perini Corporation, a Massachusetts corporation (the "Company" or "Perini"), and entitles the holder to all proportional rights and preferences of the underlying Convertible Preferred Stock. The proportionate dividend rate per annum and liquidation
value of the Depositary Shares are $     and $25, respectively, per share. See
"Description of Convertible Preferred Stock" and "Description of Depositary Shares."
The Depositary Shares are convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock, par value $1.00 per
share, of the Company (the "Common Stock") at a conversion price of $     per
share of Common Stock (equivalent to a conversion rate of    shares of Common
Stock for each Depositary Share), subject to adjustment under certain circumstances. The Common Stock is listed on the American Stock Exchange under the symbol "PCR." On May 26, 1994, the reported last sale price of the Common Stock on the American Stock Exchange was $12 1/4 per share.
The Depositary Shares are exchangeable at the option of the Company, in whole but not in part, on any dividend payment date commencing September 15, 1996
for the Company's     % Convertible Subordinated Debentures Due 2019 (the
"Debentures") at the rate of $25 principal amount of Debentures for each Depositary Share. See "Description of Convertible Preferred Stock,"
"Description of Depositary Shares" and "Description of Debentures."
The Depositary Shares are redeemable on or after September 15, 1997, in whole or in part, at the option of the Company, at the redemption prices set forth herein, plus accrued and unpaid dividends to the date of redemption. Dividends
on the Convertible Preferred Stock at an annual rate of $     per share
(equivalent to $     per Depositary Share) will be cumulative and payable
quarterly beginning September 15, 1994. See "Description of Convertible Preferred Stock." The Convertible Preferred Stock is junior in right of payment of dividends and in liquidation to the Company's outstanding $21.25 Convertible Exchangeable Preferred Stock.
THE DEPOSITARY SHARES AND THE CONVERTIBLE PREFERRED STOCK, AND THE DEBENTURES AND COMMON STOCK ISSUABLE UPON THE EXCHANGE OR CONVERSION THEREOF, HAVE NOT
BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- ------------------------------------------------------------------------------
                                          UNDERWRITING
                           PRICE TO       DISCOUNTS AND        PROCEEDS TO
                           PUBLIC(1)      COMMISSIONS(2)       COMPANY(3)
- ------------------------------------------------------------------------------
Per Depositary Share       $              $                    $
- ------------------------------------------------------------------------------
Total(4)                   $              $                    $
- ------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from July   , 1994.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(3) Before deducting expenses estimated at $       , which are payable by the
Company.
(4) The Company has granted the Underwriter a 30-day option to purchase up to an additional 150,000 Depositary Shares on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $      , $
    and $      , respectively. See "Underwriting."
The Depositary Shares offered by this Prospectus are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriter. It is expected that delivery of the Depositary Shares will be made against payment therefor on or about July
  , 1994 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.
J.P. MORGAN SECURITIES INC.

July   , 1994

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. IN CONNECTION WITH THE OFFERING OF THE DEPOSITARY SHARES, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY OR THE COMPANY'S COMMON STOCK OR THE COMPANY'S $21.25 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK OR THE DEPOSITARY CONVERTIBLE EXCHANGEABLE PREFERRED SHARES REPRESENTING SUCH PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE (IN THE CASE OF THE COMMON STOCK), IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities being offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                              TABLE OF CONTENTS

                                                       Page                                                     Page
Available Information .................................   3  Business ..........................................  16
Incorporation of Certain Documents by Reference .......   3  Description of Convertible Preferred Stock ........  25
Prospectus Summary ....................................   4  Description of Depositary Shares ..................  28
The Company ...........................................   7  Description of Debentures .........................  31
Price Range of Common Stock ...........................   8  Description of Outstanding Capital Stock ..........  34
Dividends .............................................   8  Certain Federal Income Tax Consequences ...........  36
Use of Proceeds .......................................   8  Underwriting ......................................  41
Capitalization ........................................   9  Experts ...........................................  42
Selected Financial Data ...............................  10  Legal Matters .....................................  42
Management's Discussion and Analysis of                      Financial Statements .............................. F-1
  Financial Condition and Result of Operations ........  12

                            AVAILABLE INFORMATION
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission, can be inspected and copied at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such reports and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents, heretofore filed by the Company with the Commission pursuant to Section 13 of the 1934 Act, are hereby incorporated by reference:
1. The Company's Annual Report on Form 10-K (File No. 1-6314) for the fiscal year ended December 31, 1993.
2. The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1994, as amended by Form 10-Q/A filed May 16, 1994.
3. The Company's Proxy Statement dated April 13, 1994 and Supplement to the Proxy Statement dated April 29, 1994 used in connection with the Annual Meeting of Stockholders held on May 19, 1994.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15
(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in any document incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that any statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference modifies or supercedes such statement.
The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any of the documents described above (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests for such copies should be directed to Robert E. Higgins, Esq., Secretary, Perini Corporation, 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701, telephone number
(508) 628-2000.

                              PROSPECTUS SUMMARY
The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option is not exercised.
                                 THE COMPANY
The Company provides diversified construction services for public and private clients in North America and selected overseas locations. The Company believes it is one of the largest general contractors in the United States. During 1993, the Company's construction segment had revenues of $1.03 billion and at March 31, 1994, the Company had a backlog of uncompleted construction work of $1.31 billion. This backlog is broadly diversified by geographic section of the country and project category. The Company also has significant investments in real estate, but has not commenced the development of any new real estate projects since 1990.
The Company was incorporated in 1918 as the successor of businesses which have been engaged since 1894 in providing construction services.
CONSTRUCTION
The general contracting services provided by the Company consist of planning for, providing and managing the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company operates through two distinct business groups: Civil and Environmental Construction and Building Construction.
The Civil and Environmental ("heavy") operation undertakes large civil construction projects throughout the United States, with current emphasis on major metropolitan areas, such as Boston, New York, Chicago and Los Angeles. Based on its 100 year history in heavy operations, the Company believes that it has particular expertise in large and complex projects.
The Building Construction ("building") operation pursues the construction of a broad range of buildings and facilities through eight regional offices located in major metropolitan areas.
The Company undertakes a wide range of heavy and building construction projects including:



Highways                              Mass Transportation              Hotels & Casinos
Correctional Facilities               Tunnels                          Dams
Bridges                               Educational Facilities           Health Care Facilities
Sports Complexes                      Office & Retail Buildings        Airports
Waste Water Treatment Plants          Civic & Cultural Facilities      Environmental Remediation Projects

REAL ESTATE
The Company's real estate development operations are conducted by Perini Land and Development Company ("PL&D"), a wholly-owned subsidiary, which began operations in the 1950's. As a result of the prolonged recession and reduced liquidity existing in the real estate industry over the past few years, PL&D embarked on a strategy in 1991 designed to substantially reduce its real estate holdings, pay down related debt and reduce overhead associated with those operations. The Company also suspended all investment in new projects and limited development expenditures to only those necessary to bring properties to market or to preserve permits or other entitlements.

                                 THE OFFERING
SECURITIES OFFERED ...................................  1,000,000 Depositary Convertible Exchangeable Junior
                                                        Preferred Shares (each representing  1/10th of a share of
                                                        $          Cumulative Convertible Exchangeable Junior
                                                        Preferred Stock). See "Description of Convertible
                                                        Preferred Stock" and "Description of Depositary Shares."
DIVIDENDS ............................................  Annual cumulative dividends of $          per Depositary
                                                        Share, payable quarterly commencing September 15, 1994.
                                                        See "Description of Convertible Preferred Stock--
                                                        Dividends" and "Description of Depositary Shares--
                                                        Dividends and Other Distributions."
CONVERSION RIGHTS ....................................  Convertible at any time into Common Stock at a conversion
                                                        price of $      per share of Common Stock, subject to
                                                        adjustment under certain circumstances. See "Description
                                                        of Convertible Preferred Stock--Conversion," "Description
                                                        of Depositary Shares--Conversion" and "Description of
                                                        Debentures--Conversion Rights."
OPTIONAL REDEMPTION BY THE COMPANY ...................  Redeemable at any time on or after September 15, 1997 at the option of the Company, in whole or in part, at an
                                                        initial redemption price of $      per Depositary Share,
                                                        declining annually to $25 per Depositary Share on or
                                                        after September 15, 2004. See "Description of Convertible
                                                        Preferred Stock--Optional Redemption," "Description of
                                                        Depositary Shares--Redemption of Depositary Shares" and
                                                        "Description of Debentures--Optional Redemption."
EXCHANGE PROVISION ...................................  Exchangeable at the option of the Company, in whole but not in part, on any dividend payment date commencing
                                                        September 15, 1996, for the Company's    % Convertible
                                                        Subordinated Debentures Due 2019, at a rate equivalent to
                                                        $25 principal amount of Debentures for each Depositary
                                                        Share. See "Description of Convertible Preferred Stock--
                                                        Exchange," "Description of Depositary Shares--Exchange"
                                                        and "Description of Debentures."
RANKING ..............................................  The Convertible Preferred Stock represented by the
                                                        Depositary Shares is junior in rank to the presently
                                                        issued and outstanding shares of $21.25 Convertible
                                                        Exchangeable Preferred Stock, par value $1.00 per share,
                                                        of the Company. See "Description of Outstanding Capital
                                                        Stock -- $21.25 Preferred Stock."
LIQUIDATION PREFERENCE ...............................  $25 per Depositary Share. See "Description of Convertible
                                                        Preferred Stock--Liquidation."
AMERICAN STOCK EXCHANGE SYMBOL FOR
  THE COMMON STOCK ...................................  PCR
USE OF PROCEEDS ......................................  For general corporate purposes, including temporary reduction of outstanding balances under the Company's
                                                        long term revolving credit facility and short term lines
                                                        of credit and repayment of any amounts outstanding under
                                                        the Company's short-term revolving credit facility. The
                                                        proceeds will serve to increase the Company's available
                                                        working capital to support its construction operations.
                                                        See "Use of Proceeds."

                        SUMMARY FINANCIAL INFORMATION



                              ------------------------------------------------------------------------------------------------------
                                  THREE MONTHS
                                  ENDED MARCH 31,                                 YEAR ENDED DECEMBER 31,
Dollars in thousands,         -------------------------  ---------------------------------------------------------------------------
except share and ratio
data                          1994        1993          1993          1992               1991              1990           1989
                              ----------  -----------   -----------   -----------        -----------       -----------    ----------
STATEMENT OF OPERATIONS DATA
Revenues:
  Construction                $  154,191  $  244,487    $1,030,341    $1,023,274         $  919,641       $  983,689     $  830,553
  Real estate development         20,200      13,556        69,775        47,578             72,267           31,331         70,216
Net income (loss)                    792         745         3,165       (16,984)\1/<F1>      3,178\1/<F1>    (2,575)        13,152
Earnings (loss) per
  common share                $      .06  $      .05    $      .24    $    (4.69)        $   .27          $    (1.20)    $     3.11
Weighted average number of
  shares outstanding               4,331       4,150         4,265          4,079          3,918               3,916          3,545
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividend requirements\2/<F2>     1.19x                     1.05x           .10x           .80x                .20x          2.57x
OTHER DATA
Ratio of Adjusted EBIT to
  interest and preferred
  stock dividend
  requirements\3/<F3>              1.19x                     1.46x          1.12x          1.11x                  --\4/<F4>   2.64x

                              ----------------------------------------------------------------------------------------------------
                                    AT MARCH 31,                                       AT DECEMBER 31,
                              -------------------------     ----------------------------------------------------------------------
                              1994           1993           1993          1992            1991           1990           1989
                              ----------     ----------     ----------    -----------     ----------     ----------     ----------
BALANCE SHEET DATA
Working capital               $   26,175     $   30,848     $   36,877     $   31,028     $   30,724     $   33,756     $   40,203
Long-term debt, less
  current maturities              76,169         82,012         82,366         85,755         96,294        100,912         82,848
Stockholders' equity             131,404        126,675        131,143        121,765        138,644        136,682        142,970
Total assets                     429,547        469,331        476,378        470,696        498,574        509,707        456,000
BACKLOG                       $1,315,218     $1,071,160     $1,238,141     $1,169,553     $1,233,958     $1,091,077     $1,018,912

- ----------
<F1>\1/ Net income (loss) in 1992 and 1991 includes pretax writedowns of $31.4 million and $2.8 million, respectively, to reduce the carrying value of certain real estate to net realizable value.
<F2>\2/ For purposes of computing the ratio of earnings from continuing operations to combined fixed charges and preferred stock dividend requirements, "earnings" consists of earnings from continuing operations before income taxes, as adjusted for (1) fixed charges, (2) differences between distributions from and share of earnings or losses of less-than-50%-owned affiliates, (3) minority interest in earnings of greater-than-50%-owned affiliates with fixed charges and (4) minority share of losses in greater-than-50%-owned affiliates. "Fixed charges" consists of interest, whether capitalized or expensed, that portion of rental expenses estimated to be representative of the interest factor and amortization of deferred debt expenses and finance fees. "Preferred stock dividend requirements" consist of dividends declared on outstanding preferred stock as adjusted to the pre-tax equivalent required to cover such dividends. The Company has guaranteed debt of certain less-than-50%-owned affiliates. The amount of fixed charges related to these debt guarantees was approximately $314,000 for the three months ended March 31, 1994 and $1,275,000, $1,448,000 and $1,925,000 for the years ended December 31, 1993, 1992 and 1991, respectively. These amounts are included in the computation of the above ratios. For the years ended December 31, 1992, 1991 and 1990 the Company's earnings before fixed charges was insufficient to cover fixed charges and preferred dividends by approximately $12,869,000, $3,746,000 and $11,049,000, respectively.
<F3>\3/ The ratio is calculated by dividing (a) income before income taxes plus interest expense and the writedowns referred to in footnote (1) above by
    (b) interest expense (including capitalized interest) plus dividends declared on outstanding preferred stock as adjusted to the pre-tax equivalent required to cover such dividends.
<F4>\4/ The ratio was not meaningful in 1990 since Adjusted EBIT was negative.

                                 THE COMPANY
The Company provides diversified construction services for public and private clients in North America and selected overseas locations. The Company believes it is one of the largest general contractors in the United States. During 1993, the Company's construction segment had revenues of $1.03 billion and at March 31, 1994, the Company had a backlog of uncompleted construction work of $1.31 billion. This backlog is broadly diversified by geographic section of the country and project category. The Company also has significant investments in real estate, but has not commenced the development of any new real estate projects since 1990.
The Company was incorporated in 1918 as the successor of businesses which have been engaged since 1894 in providing construction services.
CONSTRUCTION
The general contracting services provided by the Company consist of planning for, providing and managing the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company operates through two distinct business groups: Civil and Environmental Construction and Building Construction.
The Civil and Environmental ("heavy") operation undertakes large civil construction projects throughout the United States, with current emphasis on major metropolitan areas, such as Boston, New York, Chicago and Los Angeles. Based on its 100 year history in heavy operations, the Company believes that it has particular expertise in large and complex projects.
The Building Construction ("building") operation pursues the construction of a broad range of buildings and facilities through eight regional offices located in major metropolitan areas.
The Company undertakes a wide range of heavy and building construction projects including:

Highways                              Mass Transportation              Hotels & Casinos
Correctional Facilities               Tunnels                          Dams
Bridges                               Educational Facilities           Health Care Facilities
Sports Complexes                      Office & Retail Buildings        Airports
Waste Water Treatment Plants          Civic & Cultural Facilities      Environmental Remediation Projects

The Company plans to continue to increase the amount of heavy construction work it performs because of the opportunities to realize relatively higher margins on such work. The Company believes the best opportunities for growth in the coming years are in the urban infrastructure market. The growth in this market is expected to be positively influenced by the Federal government's $155 billion Intermodal Surface Transportation Efficiency Act which is expected over time to stimulate demand for heavy construction in highways and mass transit projects. The Company's strategy in building construction is to increase profit margins by improving productivity and quality through efforts now underway, to take advantage of certain market niches and to expand into new markets compatible with its expertise.
REAL ESTATE
The Company's real estate development operations are conducted by Perini Land and Development Company ("PL&D"), a wholly-owned subsidiary, which began operations in the 1950's. As a result of the prolonged recession and reduced liquidity existing in the real estate industry over the past few years, PL&D embarked on a strategy in 1991 designed to substantially reduce its real estate holdings, pay down related debt and reduce overhead associated with those operations. The Company also suspended all investment in new projects and limited development expenditures to only those necessary to bring properties to market or to preserve permits or other entitlements.
                         PRICE RANGE OF COMMON STOCK
The Common Stock is listed on the American Stock Exchange. The following table sets forth the high and low sales prices per share of the Common Stock as reported on the American Stock Exchange Composite Tape for the periods indicated.

                                                                          ------------------------
                                                                           High              Low
                                                                           ----              ---
  1992
  ----
      First Quarter                                                       $14 3/8          $11 3/4
      Second Quarter                                                       14 3/4           11 5/8
      Third Quarter                                                        13 1/8           10 7/8
      Fourth Quarter                                                       18 3/4           10 1/4
  1993
  ----
      First Quarter                                                       $18 5/8          $14 1/8
      Second Quarter                                                       14 7/8           13
      Third Quarter                                                        13 1/2            9 7/8
      Fourth Quarter                                                       12 3/4           10 1/8
  1994
  ----
      First Quarter                                                       $13 7/8          $11 1/4
      Second Quarter (through May 25)                                      13 3/8           11 5/8

The reported last sale price of the Common Stock on the American Stock Exchange Composite Tape on May 26, 1994 was $12 1/4 per share.
On April 29, 1994, there were approximately 1,519 holders of record of Common Stock.
                                  DIVIDENDS
There were no cash dividends paid on the Common Stock in 1993, 1992 or 1991. The Company periodically reviews reinstating the Common Stock cash dividend but it has no present intention to do so. The Company has paid dividends on its $21.25 Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "$21.25 Preferred Stock") since its issuance in 1987.
                               USE OF PROCEEDS
The net proceeds to the Company from the sale of the 1,000,000 Depositary Shares offered hereby are estimated to be $23,680,000 (approximately $27,280,000 if the Underwriter's over-allotment option is exercised in full). The Company intends to use such proceeds for general corporate purposes, including temporary reduction of outstanding balances under the Company's long-term revolving credit facility and short-term lines of credit and repayment of any amounts outstanding under the Company's short-term revolving credit facility. The proceeds will serve to increase the Company's available working capital to support its construction operations.
In March 1994, the Company entered into a credit agreement with a group of banks to provide for a $15 million short-term revolving credit facility through December 31, 1994. The short-term credit facility is secured by, among other things, two parcels of real property in Arizona. This short-term revolving credit facility will be reduced dollar-for-dollar by the amount of net proceeds from the sale of the Depositary Shares offered hereby. As a consequence, upon completion of the Offering, such credit facility will terminate and, if any amounts are outstanding thereunder, a portion of the proceeds from the Offering will be used to repay such amounts. At May 26, 1994, no amount was outstanding under such credit facility.
                                CAPITALIZATION
The following table sets forth the consolidated short-term debt and capitalization of the Company at March 31, 1994, and as adjusted to reflect the issuance of the 100,000 shares of Convertible Preferred Stock represented by the 1,000,000 Depositary Shares offered hereby, and as adjusted to reflect the use of a portion of the net proceeds therefrom to repay current indebtedness:


                                                                     -------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                     ------        -----------
                                                                          (IN THOUSANDS)
Short-term debt:
  Notes payable to banks                                            $  4,000        $ --
  Current maturities of long-term debt                                 5,194           5,194
                                                                    --------        --------
  Total short-term debt                                             $  9,194        $  5,194
                                                                    --------        --------
Long-term debt:
  Real estate development                                           $  7,696        $  7,696
  Other                                                               68,473          68,473
                                                                    --------        --------
    Total long-term debt                                            $ 76,169        $ 76,169
                                                                    --------        --------
  Preferred stock, $1.00 par value
    Authorized - 1,000,000 shares
    Issued
      100,000 shares of $21.25 Convertible Exchangeable
        Preferred Stock,
        liquidation value of $25,000,000                            $    100        $    100
      100,000 shares of $     Cumulative Convertible
        Exchangeable Junior Preferred Stock,
        liquidation value of $25,000,000                                   0             100
  Common Stock, $1.00 par value
    Authorized - 15,000,000 shares\1/<F1>
    Issued - 4,985,160 shares                                          4,985           4,985
  Paid-in surplus                                                     59,875          83,455
  Retained earnings                                                   83,855          83,855
  ESOT related obligations                                            (6,982)         (6,982)
  Less - Common Stock in treasury, at cost - 654,353 shares          (10,429)        (10,429)
                                                                    --------        --------
      Total stockholders' equity                                     131,404         155,084
                                                                    --------        --------
        Total capitalization                                        $207,573        $231,253
                                                                    --------        --------


- ----------
<F1>\1/ Reflects an increase of 7,500,000 shares approved by the stockholders of the Company at the Annual Meeting of
        Stockholders held May 19, 1994.

                           SELECTED FINANCIAL DATA
The selected financial data of the Company shown below for the five year period ended December 31, 1993, other than backlog data which is unaudited, has been derived from Consolidated Financial Statements audited by Arthur Andersen & Co., independent public accountants. The information as of and for the three months ended March 31, 1994 and 1993 has been derived from unaudited financial statements and, in the opinion of the Company, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly such financial information in accordance with generally accepted accounting principles applied on a consistent basis. The Company's results reflect a limited number of large transactions in both construction and real estate. Consequently, quarterly results can vary depending on the timing of transactions and the profitability of the projects being reported. For the foregoing and other reasons, results for the three months ended March 31, 1994 may not necessarily be indicative of results to be expected for the full year. The selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus.

                            -------------------------------------------------------------------------------------------------------
                               THREE MONTHS
Dollars in thousands,         ENDED MARCH 31,                                  YEAR ENDED DECEMBER 31,
except                      ----------------------------  -------------------------------------------------------------------------
share and ratio data         1994         1993         1993       1992                1991               1990              1989
                          ---------    ---------    ---------   ---------           ---------         ---------          ---------
STATEMENT OF OPERATIONS DATA
Revenues:
  Construction            $  154,191   $  244,487  $1,030,341  $1,023,274          $  919,641         $  983,689        $  830,553
  Real estate development     20,200       13,556      69,775      47,578              72,267             31,331            70,216
                           ---------    ---------   ---------   ---------           ---------          ---------         ---------
Total revenues            $  174,391   $  258,043  $1,100,116  $1,070,852          $  991,908         $1,015,020        $  900,769
                           ---------    ---------   ---------   ---------           ---------          ---------         ---------
                           ---------    ---------   ---------   ---------           ---------          ---------         ---------
Costs and expenses:
  Cost of operations      $  161,615   $  247,038  $1,047,330  $1,048,663          $  931,054         $  971,632        $  826,392
  General, administrative
    and selling expenses       9,810        9,027      44,212      41,328              48,530             46,841            50,615
                           ---------    ---------   ---------   ---------           ---------          ---------         ---------
Total costs and expenses  $  171,425   $  256,065  $1,091,542  $1,089,991          $  979,584         $1,018,473        $  877,007
                           ---------   ---------    ---------   ---------           ---------          ---------         ---------
                           ---------   ---------    ---------   ---------           ---------          ---------         ---------
Income (loss) from
operations                $    2,966   $    1,978   $   8,574  $  (19,139)         $   12,324         $   (3,453)       $   23,762
Other income (expense),
net                             (420)       5,055       5,207         436               1,136              3,431             2,777
Interest expense, net of
  capitalized amounts          (1,247)     (1,188)     (5,655)     (7,651)             (9,022)            (6,238)           (3,987)
                            ---------   ---------   ---------   ---------           ---------          ---------         ---------
Income (loss) before
  income taxes            $     1,299  $    5,845   $   8,126  $  (26,354)         $    4,438          $  (6,260)       $   22,552
(Provision) credit for
  income taxes                   (507)     (5,100)     (4,961)      9,370              (1,260)             3,685            (9,400)
                            ---------    ---------  ---------  ---------            ---------          ---------         ---------
Net income (loss)
                          $      792   $      745  $    3,165 $  (16,984)\1/<F1>   $    3,178\1/<F1>  $   (2,575)       $   13,152
                           ---------    ---------   ---------  ---------            ---------          ---------         ---------
                           ---------    ---------   ---------  ---------            ---------          ---------         ---------
Per common share:
  Earnings (loss)
                          $      .06   $      .05  $      .24  $  (4.69)           $      .27         $    (1.20)       $     3.11
  Cash dividends
  declared                $      --    $       --  $       --  $     --            $      --          $      .60        $      .80
Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividend
  requirements\2/<F2>           1.19x                    1.05x      .10x                  .80x              .20x              2.57x
Weighted average number of
  shares outstanding           4,331        4,150       4,265     4,079                 3,918              3,916             3,545

OTHER DATA
Ratio of Adjusted EBIT to
  interest and preferred
  stock dividend
  requirements\3/<F3>           1.19x                    1.46x     1.12x                 1.11x                --\4/<F4>      2.64x

                            -------------------------------------------------------------------------------------------------------
                                    AT MARCH 31,                                       AT DECEMBER 31,
                            ----------------------------  -------------------------------------------------------------------------
                             1994         1993        1993      1992                  1991              1990               1989
                           ---------    ---------   --------- ---------             ---------         ---------         ---------
BALANCE SHEET DATA
Working capital           $   26,175   $   30,848  $   36,877 $   31,028           $   30,724         $   33,756        $   40,203
Long-term debt, less
  current maturities          76,169       82,012      82,366     85,755               96,294            100,912            82,848
Stockholders' equity         131,404      126,675     131,143    121,765              138,644            136,682           142,970
Total assets                  429,54      469,331     476,378    470,696              498,574            509,707           456,000
BACKLOG                   $1,315,218   $1,071,160  $1,238,141 $1,169,553           $1,233,958         $1,091,077        $1,018,912

- ---------
<F1>\1/ Net income (loss) in 1992 and 1991 includes pretax writedowns of $31.4 million and $2.8 million, respectively, to reduce the carrying value of certain real estate to net realizable value.
<F2>\2/ For purposes of computing the ratio of earnings from continuing operations to combined fixed charges and preferred stock dividend requirements, "earnings" consists of earnings from continuing operations before income taxes, as adjusted for (1) fixed charges, (2) differences between distributions from and share of earnings or losses of less-than-50%-owned affiliates, (3) minority interest in earnings of greater-than-50%-owned affiliates with fixed charges and (4) minority share of losses in greater-than-50%-owned affiliates. "Fixed charges" consists of interest, whether capitalized or expensed, that portion of rental expenses estimated to be representative of the interest factor and amortization of deferred debt expenses and finance fees. "Preferred stock dividend requirements" consist of dividends declared on outstanding preferred stock as adjusted to the pre-tax equivalent required to cover such dividends. The Company has guaranteed debt of certain less-than-50%-owned affiliates. The amount of fixed charges related to these debt guarantees was approximately $314,000 for the three months ended March 31, 1994 and $1,275,000, $1,448,000 and $1,925,000 for the years ended December 31, 1993, 1992 and 1991, respectively. These amounts are included in the computation of the above ratios. For the years ended December 31, 1992, 1991 and 1990 the Company's earnings before fixed charges was insufficient to cover fixed charges and preferred dividends by approximately $12,869,000, $3,746,000 and $11,049,000, respectively.
<F3>\3/ The ratio is calculated by dividing (a) income before income taxes plus interest expense and the writedowns referred to in footnote (1) above by
        (b) interest expense (including capitalized interest) plus dividends declared on outstanding preferred stock as adjusted to the pre-tax equivalent required to cover such dividends.
<F4>\4/ The ratio was not meaningful in 1990 since Adjusted EBIT was negative.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATION
First Quarter 1994 Compared to First Quarter 1993
Revenues decreased $83.7 million (or 32.4%), from $258.1 million in 1993 to $174.4 million in 1994. This decrease resulted from decreased construction revenues of $90.3 million (or 37%), from $244.5 million in 1993 to $154.2 million in 1994, due primarily to a decrease in revenues from building operations of $105 million (or 53%), from $199 million in 1993 to $94 million in 1994. This decrease in revenue was due to the timing in the start-up of certain hotel/casino projects obtained late in 1993 compared to a few similar projects that were well underway during the first quarter of 1993. This decrease was partially offset by an increase in revenues from the heavy construction operations of $14 million (or 30%), from $46 million in 1993 to $60 million in 1994, due to the acquisition of assets of Gust K. Newberg Construction Co. ("Newberg") in mid-1993 and an increased heavy backlog going into 1994. This decrease was also partially offset by an increase in revenues from real estate operations of $7 million, from $13 million in 1993 to $20 million in 1994, caused primarily by the sale of two investment properties in 1994.
The gross profit in 1994 increased by $1.8 million, from $11 million in 1993 to $12.8 million in 1994, due primarily to a $2.6 million increase from construction operations, from $9.7 million in 1993 to $12.3 million in 1994. This improvement from construction operations was due to the mix of the work performed, relatively more of the higher margin heavy construction work, from 19% of total construction volume in 1993 to 39% in 1994. This increase in gross profit was partially offset by a decrease in gross profit from real estate of $.8 million, from $1.3 million in 1993 to $.5 million in 1994, due primarily to a decrease in high margin land sales in Florida.
The increase in general, administrative and selling expenses of $.8 million (or 9%), from $9 million in 1993 to $9.8 million in 1994, resulted primarily from the Newberg/Perini Division which was formed in mid-1993.
The $5.4 million decrease in other income from income of $5 million in 1993 to a loss of $.4 million in 1994 was due primarily to the non-recurring gain ($4.6 million) on the sale by the Company of its 74%-owned interest in Majestic Contractors Limited ("Majestic"), its Canadian pipeline subsidiary, in January, 1993.
The higher-than-normal tax rate in 1993 was due to tax provided at an additional 66% rate on the gain on the sale of Majestic, which represented a combination of an additional tax provision for the difference between book and tax basis of the Company's investment in this subsidiary and a valuation reserve in the first quarter of 1993 related to the gain based upon the Company's estimate of its utilization of the related foreign tax credits.
1993 Compared to 1992
The improved operating results in 1993 resulted in net income of $3.2 million (or $.24 per common share) compared to a net loss in 1992 of $17 million (or $4.69 per common share). The primary reason for this improvement was the nominal profit generated by real estate operations in 1993 compared to a $47 million operating loss in 1992 which included a $31.4 million pretax net realizable value writedown on certain real estate assets management decided to liquidate in the near-term. However, profits from construction operations decreased due primarily to the mix of work performed in 1993, relatively more of the lower margin building construction work and relatively less of the higher margin heavy and pipeline construction work, the latter being due to the sale by the Company of Majestic in January, 1993.
Revenues reached a new record for the second consecutive year and amounted to $1.100 billion in 1993 compared to $1.071 billion in 1992, an increase of $29 million (or 3%). This increase resulted primarily from a net increase in construction revenues of $7 million from $1.023 billion in 1992 to $1.030 billion in 1993 due primarily to an increase in volume from building operations of $113 million (or 19%), from $604 million in 1992 to $717 million in 1993 due to an increased backlog going into 1993 and certain hotel/casino projects included in the backlog, and to a lesser degree, a small increase in heavy construction revenues. These increases more than offset the $101 million decrease in revenues from pipeline construction due to the sale of Majestic referred to above and a $14 million decrease from engineering services due to the sale of Monenco Group Ltd. ("Monenco"), a Canadian-based consulting, engineering and project management company, in the first quarter of 1992. In addition, revenues from real estate operations increased by $22.2 million, from $47.6 million in 1992 to $69.8 million in 1993 due primarily to the sale of a partnership interest in certain commercial rental properties in San Francisco and, to a lesser degree, an increase in land sales in Florida.
Gross profit in 1993 increased by $30.6 million, from $22.2 million in 1992 to $52.8 million in 1993 due primarily to a $47.2 million improvement in the Company's real estate operations, from a $43.5 million loss in 1992 to a $3.7 million profit in 1993. This improvement in the Company's real estate operations is due primarily to the non-recurring $31.4 million pretax net realizable value writedown in 1992 referred to previously, the sale of certain commercial rental properties in San Francisco, profitable land sales in Florida and an improvement in results from a major ongoing operating property, The Resort at Squaw Creek. This increase in gross profit was offset by a decrease in gross profit from construction operations of $16.6 million from $65.7 million in 1992 to $49.1 million in 1993 due primarily to the sales of Majestic and Monenco referred to above, a combined $18 million decrease.
Total general, administrative and selling expenses increased by $2.9 million (or 7%) in 1993, from $41.3 million in 1992 to $44.2 million in 1993 due to several factors, including $2.2 million related to the acquisition of Newberg (see Note 1 to Notes to the Consolidated Financial Statements), a $2.1 million expense for severance incurred in connection with re-engineering some of the business units and additional personnel for the Company's ongoing heavy construction operations. These increases were partially offset by the $5.1 million decrease resulting from the sale of Majestic referred to above.
The increase in other income of $4.8 million, from $.4 million in 1992 to $5.2 million in 1993 is due to the gain of $4.6 million on the sale of Majestic and a decrease in the deduction for minority interest, both of which were partially offset by the nonrecurring gain of $2 million from the sale of Monenco in 1992.
The decrease in interest expense of $2 million (or 26%), from $7.7 million in 1992 to $5.7 million in 1993 primarily results from lower interest rates during 1993 and lower average borrowings due to the continued pay down of real estate and other debt, and, to a lesser degree, less interest expense related to Majestic due to the sale.
The higher-than-normal tax rate in 1993 is due to additional tax provided on the gain on the sale of Majestic for the difference between the book and tax bases of the Company's investment in this subsidiary.
1992 Compared to 1991
Operations in 1992 resulted in a net loss of $17 million (or $4.69 per common share) compared to 1991 net income of $3.2 million (or $.27 per common share). The primary reason for this decline in earnings was a substantial loss recorded by the Company's real estate operations, due to a combination of significant operating losses and a $31.4 million pre-tax net realizable value writedown in 1992 on certain real estate assets management decided to liquidate in the near-term. These losses and writedown resulted from a weakening in property values caused by the continuing adverse impact of the national real estate recession, the surplus of real estate product for sale in most markets, and severely restricted financing sources (both domestic and foreign) for potential buyers due to the well-publicized problems in the commercial banking industry. Overall construction operations, on the other hand, reached an all-time record level of profitability in 1992 due to the fourth consecutive year of record earnings from domestic construction operations, as well as a significant increase in earnings from Canadian pipeline operations. In January, 1993, the Company sold its investment in the Canadian pipeline operations (see Note 1 to Notes to the Consolidated Financial Statements).
Revenues reached a record of $1,071 billion in 1992 compared to $992 million in 1991, an increase of $79 million (or 8%). This increase reflected an overall increase in construction revenues of $103 million (or 11%), from $920 million in 1991 to $1.023 billion in 1992, which was partially offset by a decline in real estate revenues of $24 million (or 33%), from $72 million in 1991 to $48 million in 1992. The increase in construction revenues was due primarily to increased volume from building construction operations which increased $97 million (or 19%), from $507 million in 1991 to $604 million in 1992, resulting from a high level of activity in the hotel/casino market as well as a higher overall backlog of work going into 1992 compared to 1991. In addition, revenues from Canadian pipeline operations increased $32 million (or 46%), from $69 million in 1991 to $101 million in 1992, due primarily to higher margins on projects obtained in the resurgent Canadian natural gas pipeline construction market. Revenues from international construction operations increased $32 million, more than tripling the 1991 level of $15 million, due primarily to a higher backlog of work entering 1992 compared to 1991. These increases in construction revenues were partially offset by a decrease in volume from engineering services of $41 million, from $54 million in 1991 to $13 million in 1992 due to the sale in the first quarter of 1992 of the Company's investment in Monenco and, to a lesser degree, a decrease in volume from heavy operations of $10 million (or 4%) from $263 million in 1991 to $253 million in 1992 due to the timing in start-up of new projects. The decrease in real estate revenues was due to a decrease in real estate closings, primarily in the California and Florida market areas where sales activity remained constrained due to the factors noted above.
Gross profit in 1992 decreased $38.7 million (or 64%), from $60.9 million in 1991 to $22.2 million in 1992 due primarily to a $43.1 million decrease from real estate operations, from a $.4 million loss in 1991 to a $43.5 million loss in 1992, caused by the reasons mentioned above. Gross profit from construction operations increased $4.4 million (or 7%), from $61.3 million in 1991 to $65.7 million in 1992 due primarily to the higher revenues discussed above as well as strong operating results achieved in Canada where certain pipeline projects were successfully completed.
Total general, administrative and selling expenses decreased $7.2 million (or 15%) from $48.5 million in 1991 to $41.3 million in 1992 due primarily to the impact of cost reduction programs implemented in recent years throughout the Company's corporate, construction and real estate operations and, to a lesser degree, a reduction in sales commissions resulting from the decrease in real estate land sales.
Other income decreased $.7 million, from $1.1 million in 1991 to $.4 million in 1992. A $2 million gain relating to the Company's sale of its 45%-interest in Monenco in 1992 was more than offset by the increase in the deduction for minority interest in the 1992 earnings of Majestic.
Interest expense decreased $1.4 million from $9 million in 1991 to $7.6 million in 1992, due primarily to lower average interest rates on borrowings under the Company's credit facilities and repayment of loans in early 1992 relating to the sale of Monenco.
The tax credit for 1992 reflects an effective tax rate of 36% compared to the Federal statutory rate of 34%, because of the impact of foreign and state tax credits.
FINANCIAL CONDITION
Cash and Working Capital
During the first three months of 1994, the Company used $20.3 million of cash for operations, primarily to fund a decrease in payables; $9.1 million of cash for investing activities, primarily in construction joint ventures; and $5.2 million of cash for financial activities, primarily to pay down debt. The source of cash was a $34.6 million reduction in cash on hand.
In addition to internally generated funds, the Company has access to additional funds under its $18 million short-term lines of credit, its $70 million long-term revolving credit facility and, effective March 31, 1994, a $15 million short-term, collateralized revolving credit facility. At March 31, 1994, there was $14 million available under the short-term lines of credit, $.2 million available under the long-term credit facility and $15 million available under the new short-term credit facility. The full amount available under these facilities may be borrowed during any fiscal quarter. However, financial covenants limiting the debt to equity ratio contained in the agreements governing these facilities limit the amount of borrowings which may be outstanding at the end of any fiscal quarter. Based on these covenants, $4.5 million of additional borrowing capacity was available at March 31, 1994. The $15 million short-term revolving credit facility will terminate upon the completion of this Offering.
Following this Offering, management believes that cash generated from operations, unused credit lines and various real estate borrowings will be adequate to meet the Company's funding requirements, although the withdrawal of many commercial lending sources from both the real estate and construction markets has significantly slowed the Company's real estate sales and/or put restrictions on new borrowings and extensions on maturing loans by these very same sources, causing uncertainties in predicting liquidity.
During 1993, the Company used $39.1 million of cash for investment activities, primarily to fund construction joint ventures and to repay indebtedness of real estate joint ventures; $3 million for financing activities, primarily to pay down company debt; and $1.6 million to fund operating activities, primarily changes in working capital. The source of cash was a $43.7 reduction in cash on hand.
During 1992, the Company provided $55.4 million of cash from operations and $14.2 million of cash from the sale of its investment in Monenco. Of this amount $29.9 million was used for investing activities, primarily in two real estate joint ventures and, to a lesser degree, real estate properties used in operations; $7.1 million was used for financing activities, primarily to pay down company debt; and the remaining amount ($31.7 million, net) increased cash on hand.
During 1991, the Company used $50.9 million of cash for investing activities, primarily in two real estate joint ventures and, to a lesser degree, in land held for sale or development and construction equipment, and a net of $24.2 million of cash primarily to pay down company debt. These uses of cash were funded by cash provided by operations ($70.9 million) and an overall reduction in cash of $4.2 million.
As mentioned previously, the softening of the national real estate market coupled with problems in the commercial banking industry have significantly reduced credit availability for both new real estate development projects and the sale of completed product, sources historically relied upon by the Company and its customers to meet liquidity needs for its real estate development business. The Company has addressed this problem by relying on corporate borrowings, extending certain maturing real estate loans (with such extensions usually requiring pay downs and increased annual amortization of the remaining loan balance), suspending the acquisition of new real estate inventory, significantly reducing development expenses on certain projects, utilizing treasury stock in partial payment of amounts due under certain of its incentive compensation plans, utilizing cash internally generated from operations and, during the first quarter of 1992, selling its interest in Monenco. In addition, in January 1993, the Company sold its majority interest in Majestic for approximately $31.7 million in cash. Since Majestic had been fully consolidated, the net result to the Company was to increase working capital by $8 million and cash by $4 million. In addition, the Company implemented a company-wide cost reduction program in 1990, and again in 1991 and 1993 to improve long-term financial results and suspended the dividend on its common stock during the fourth quarter of 1990. Also, the Company increased the aggregate amount available under its revolving credit agreement from $53 million to $70 million in May 1993.
Working capital decreased $10.7 million, from $36.9 million at the end of 1993 to $26.2 million at March 31, 1994 and the current ratio decreased from 1.17:1 to 1.14:1. At the end of 1993, the working capital current ratio improved to 1.17:1 compared to 1.14:1 at the end of 1992 and 1.16:1 at the end of 1991. Long-term Debt
Long-term debt at March 31, 1994 was $76.2, representing a decrease of $6.2 million from year end. This was primarily the result of the repayment of certain mortgaged indebtedness relating to real estate properties sold during the quarter. At March 31, 1994, the long-term debt to equity ratio was .58:1. Long-term debt was $82.4 million at the end of 1993 which represented a decrease of $3.4 million compared with $85.8 million at the end of 1992, which was a decrease of $10.5 million from the $96.3 million at the end of 1991. Of the total decrease in 1992, $5.5 million was due to repayment of loans relating to the purchase of Monenco in 1987 and, to a lesser degree, equipment financings. The ratio of long-term debt to equity stood at .63:1 at the end of 1993 compared to .70:1 at the end of 1992 and .69:1 at the end of 1991. Stockholders' Equity
The Company's book value per common share at March 31, 1994 was $24.55. The Company's book value per common share stood at $24.49 at December 31, 1993, compared to $23.29 per common share and $28.96 per common share at the end of 1992 and 1991, respectively. The major factors impacting stockholders' equity during the three-year period under review were results of operations, preferred dividends and, in 1992 and 1993, treasury stock issued in partial payment of incentive compensation.
Dividends
There were no cash dividends paid during 1993, 1992 or 1991 on the Company's outstanding common stock. The Company periodically reviews reinstating the Common Stock cash dividend but it has no present intention to do so. In 1987, the Company issued 1,000,000 depositary convertible exchangeable preferred shares, each depositary share representing ownership of 1/10 of a share of the $21.25 Preferred Stock. During the three-year period ended December 31, 1993, the Board of Directors declared regular quarterly cash dividends of $5.3125 per share for the annual total of $21.25 per share (equivalent to quarterly dividends of $.53125 per depositary share for an annual total of $2.125 per depositary share). Dividends on preferred shares are cumulative and are payable quarterly before any dividends may be declared or paid on the common stock of the Company (see Note 7 to Notes to the Consolidated Financial Statements). Dividends on the $21.25 Preferred Stock are cumulative and no dividend may be paid on the Convertible Preferred Stock if there is a dividend arrearage on the $21.25 Preferred Stock.
                                   BUSINESS
The Company provides diversified construction services for public and private clients in North America and selected overseas locations. The Company believes it is one of the largest general contractors in the United States. The Company also has significant investments in real estate but has not commenced the development of any new real estate projects since 1990.
CONSTRUCTION
The general contracting services provided by the Company consist of planning for, providing and managing the manpower, equipment, materials and subcontractors required for the timely completion of a project in accordance with the terms and specifications contained in a construction contract. The Company is currently engaged in over 100 construction projects in the United States and overseas. The Company operates through two distinct business groups: Civil and Environmental ("heavy") Construction and Building ("building") Construction.
The heavy operation undertakes large civil construction projects throughout the United States, with current emphasis on major metropolitan areas, such as Boston, New York City, Chicago and Los Angeles. The heavy operation performs construction and rehabilitation of highways, subways, tunnels, dams, bridges, airports, waste water and water treatment facilities and marine projects. Based on its 100 year history in heavy operations, the Company believes that it has particular expertise in large and complex projects. As part of the Company's strategy to increase the amount of heavy construction work it performs, effective July 1, 1993, the Company acquired the interest of Newberg, a Chicago-based construction company, in certain construction projects and related equipment. The Newberg acquisition gave the Company, among other things, a local presence in the Chicago metropolitan area and Newberg's power plant construction and maintenance experience.
The building operation pursues the construction of a broad range of buildings and facilities through eight regional offices located in major metropolitan areas. In 1992, the Company combined its building operations, which previously had been conducted under three separate names, into a wholly-owned subsidiary, Perini Building Company, Inc. This subsidiary combines substantial resources and expertise to better serve clients within the building construction market and enhances Perini's name recognition in this market. The building operation undertakes a broad range of projects including health care facilities, correctional facilities, sports complexes, hotels, casinos and residential, commercial, civic and cultural and educational facilities.
The international operation also engages in both heavy and building construction services, funded primarily in U.S. dollars by agencies of the United States government. In selected situations, it pursues private work internationally.
The Company owns 90% of Perland Environmental Technologies, Inc. ("Perland"). Perland provides consulting, engineering and construction services primarily on a turn-key basis for hazardous material management and clean-up to both private clients and public agencies nationwide.
As part of its effort to focus on its core construction operations, in March 1992, Majestic, the Company's 74%-owned Canadian pipeline operation, sold its 41% interest in Monenco, a Canadian-based consulting, engineering and project management company, and in January 1993, the Company sold its 74% interest in Majestic. The sale of these companies served to generate liquid assets which improved the Company's financial condition without affecting its core construction business.
Construction Strategy
The Company plans to continue to increase the amount of heavy construction work it performs because of the opportunities to realize relatively higher margins on such work. The Company believes the best opportunities for growth in the coming years are in the urban infrastructure market. The growth in this market is expected to be positively influenced by the Federal government's $155 billion Intermodal Surface Transportation Efficiency Act which is expected over time to stimulate demand for heavy construction in highways and mass transit projects. The Company's strategy in building construction is to increase profit margins by improving productivity and quality through efforts now underway, to take advantage of certain market niches and to expand into new markets compatible with its expertise.
Internally, the Company plans to continue both to strengthen its management through management development and job rotation programs and to improve efficiency through strict attention to the control of overhead expenses and implementation of improved project management systems.
Backlog
At March 31, 1994, the Company's construction backlog was $1.31 billion. As of December 31, 1993, backlog was $1.24 billion compared to backlogs of $1.17 billion and $1.23 billion as of December 31, 1992 and 1991, respectively. The following is a table of backlog by geographic region as of December 31, 1993, 1992 and 1991:


                                           ---------------------------------------------------------------------------------------
                                                                       BACKLOG AS OF DECEMBER 31,
(DOLLARS IN THOUSANDS)                          1993                              1992                               1991
                                           -------------------  -----------------------------------------  ------------------------
Northeast ..........................       $  552,035    45%         $  451,746            39%                  $  460,482    37%
Mid-Atlantic .......................           34,695     3              34,840             3                       92,130     8
Southeast ..........................           34,980     3              53,971             5                        8,847     1
Midwest ............................          143,961    12             211,649            18                      129,103    11
Southwest ..........................          314,058    25             256,973            22                       91,897     7
West ...............................          143,251    11             123,384            10                      274,657    22
Canada .............................        --          --                  711            --                       90,152     7
Other Foreign ......................           15,161     1              36,279             3                       86,690     7
                                            ---------   ---           ---------           ---                    ---------   ---
  Total ............................       $1,238,141   100%         $1,169,553           100%                  $1,233,958   100%
                                            ---------   ---           ---------           ---                    ---------   ---
                                            ---------   ---           ---------           ---                    ---------   ---

The Company includes a construction project in its backlog at such time as a contract is awarded or a firm letter of commitment obtained. As a result, the backlog figures are firm, subject only to the cancellation provisions contained in the various contracts. The Company anticipates that approximately $475 million of its backlog at December 31, 1993 will not be completed in 1994.
The Company's backlog in the Northeast region of the United States remains strong in part because of the Company's particular knowledge of costs and subcontractor capabilities in the metropolitan Boston and New York areas, which allows the Company to bid more competitively in that region. The increases in the Southwest region generally reflect certain hotel/casino projects. The decreases in the Other Foreign region reflect a decline in U.S. Government-sponsored foreign construction. Other fluctuations in backlog are viewed by management as transitory.
Clients
During 1993, the Company performed work for over 100 federal, state and local governmental agencies or authorities and private customers. No material part of the Company's business is dependent upon a single or limited number of customers, the loss of which would have a material adverse effect on the Company. The following table illustrates the portion of construction revenues derived from contracts with various types of customers.

                          REVENUES BY CLIENT SOURCES
                                                                ----------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                                    1993          1992          1991
                                                                    ----          ----          ----
  Private owners .............................................       46%           43%           44%
  Federal governmental agencies ..............................       12             6             2
  State, local and foreign governments .......................       42            51            54
                                                                    ---           ---           ---
                                                                    100%          100%          100%
                                                                    ---           ---           ---

Construction Contracts
The five general types of contracts in current use in the construction industry, and in the table which follows, are:
        * Fixed price contracts ("FP") which usually transfer more risk to the contractor but offer the opportunity, under favorable circumstances, for greater profits. Since current market opportunities are concentrated in heavy and publicly-bid building construction, fixed price contracts represent the major portion of the Company's backlog.
        * Unit price contracts ("UP") which provide that the owner pay the contractor a specified amount for each unit of work completed under the contract. For contracts where precise quantities cannot be determined in advance, it is less risky than a fixed price contract.
        * Guaranteed maximum price contracts ("GMP") which provide for a cost-plus-fee arrangement up to a maximum agreed price. These contracts place risks on the contractor but may permit an opportunity for greater profits than cost-plus-fixed-fee contracts through sharing agreements with the client on any cost savings. GMP contracts are typically used in building construction projects for private owners.
        * Construction management contracts ("CM") under which a contractor agrees to manage a project for the owner for an agreed-upon fee which may be fixed or may vary based upon negotiated factors. The contractor generally provides services to supervise and coordinate the construction work on a project, but does not directly purchase contract materials, provide construction labor and equipment or enter into subcontracts. Construction management contracts remain a relatively small percentage of the Company's contracts.
        * Cost-plus-fixed-fee contracts ("CPFF") under which the contractor performs the contract for a negotiated fee above the cost incurred provide less risk for the contractor from a financial standpoint but limit profits.
Since construction contracts often extend over long periods of time, significant changes may occur in the availability of labor and materials, prevailing wage scales and the general economy. Difficulty in estimating the extent of these changes results in greater risks with long-term contracts, especially fixed-price contracts. The Company attempts to reduce the effect of certain risks inherent in long-term contracts through the following policies and procedures:
        * The Company usually requires performance and payment bonds or other adequate assurances of operational and financial capability from subcontractors and major vendors in order to reduce the potential for losses caused by subcontractors' and suppliers' defaults.
        * When operating under fixed-price contracts, the Company generally has sought to award principal subcontracts on a fixed-price basis at the same time that it enters the general contract.
        * The Company seeks to reduce the risks inherent in bid-based projects by pursuing negotiated contracts, including teaming up with developers and designers on projects that provide for a fixed fee, budgeted contingencies and pre-qualified, reputable subcontractors.
        * The Company will endeavor, as it has from time to time in the past, to participate in construction joint ventures, both in a majority and in a minority position, for the purpose of bidding on projects. Although joint ventures tend to spread the risk of loss, the Company's initial obligations to the venture may increase if one of the other participants is financially unable to bear its portion of costs and expenses. For further information regarding certain joint ventures, see Note 2 of Notes to Consolidated Financial Statements.
Consistent with practices in the construction industry, nearly all of the Company's contracts are subject to termination provisions. If terminated, the Company is generally entitled to be paid for work completed or in process and related profit to the date of termination.

Selected Construction Projects
The Company's two largest recently completed and on-going building construction projects are the Luxor Hotel/Casino in Las Vegas, Nevada, completed in October 1993, and an as yet to be named Hotel/Casino in Reno, Nevada, scheduled for completion in June 1995. The overall project value of each of these projects is in the $300 million range, although the Company's portion thereof has not been separately disclosed. The following is a summary of other selected on-going and recently completed construction projects of the
Company:

                                                                                                       COMPLETION
                                                                                  APPROXIMATE         OR ESTIMATED
                                                                  TYPE OF       PERINI CONTRACT        COMPLETION
              PROJECT                         LOCATION            CONTRACT      ---------------        ----------
              -------                         --------            --------          AMOUNT                DATE
                                                                                  (IN 000'S)
HEAVY
Residuals Waste Water Treatment       Boston, MA                     FP            $173,176\1/<F1>     March 1995
  Facility
Combined Sewage Overflow Tunnel       Chicago, IL                    FP             100,857\1/<F1>     May 1997
Routes I-93/1 Interchange             Charlestown, MA                FP              98,668\1/<F1>     October 1994
Wilshire/Western Station              Los Angeles, CA                FP              84,924\1/<F1>     March 1995
  to Wilshire/Alvarado Subway
Lock and Dam No. 5                    Caddo Parish, LA               FP              78,259\1/<F1>     January 1995
Route I-95 Baldwin Bridge             Old Saybrook, CT               FP              54,802\1/<F1>     June 1993
Route I-295                           Bordentown, NJ                 FP              51,659            August 1993
Coney Island-Water                    New York, NY                   FP              51,512            December 1994
  Pollution Control Plant
Coney Island-West Water Treatment     New York, NY                   FP              40,985            September 1996
  Plant
Pulaski Bridge Rehab                  New York, NY                   UP              38,875            December 1994
Hunts Point Water                     New York, NY                   FP              38,826            June 1993
  Pollution Control Plant
San Francisco Muni-Metro Railway      San Francisco, CA            FP/UP             34,576\1/<F1>     September 1996
  Rehab
South Boston Approach- Central        Boston, MA                     FP              33,286\1/<F1>     May 1995
  Artery
NJ Route 3                            Union, NJ                      FP              31,516            September 1996
Logan Airport Ramps                   Boston, MA                     UP              27,300            July 1995
Minidoka Power Plant                  Minidoka, ID                   FP              23,127            April 1997
39th Street Bridge                    New York, NY                   FP              22,552            June 1997
Stillwell Avenue                      New York, NY                   FP              21,383            February 1997
Stevenson Expressway                  Chicago, IL                    UP              18,165            October 1994
Vermont/Sunset Station                Los Angeles, CA              FP/UP             17,987\1/<F1>     January 1997
Vermont/Beverly Station               Los Angeles, CA              FP/UP             16,383\1/<F1>     October 1994
Spectacle Island Material Site-       Boston, MA                     UP              15,596            December 1996
  Central Artery
NJ Route 78                           Union, NJ                      FP              13,737            December 1995
BUILDING
San Jose Multi-Purpose Arena          San Jose, CA                   FP              96,456            August 1993
Bus Terminal and Parking Deck         Boston, MA                     FP              85,084            August 1995
Veterans Administration Medical       Detroit, MI                    FP              80,724\1/<F1>     July 1995
  Center
Police Building                       Santa Ana, CA                  FP              78,300            December 1995
Research Center-Dana                  Boston, MA                    GMP              75,000            October 1996
  Farber Cancer Institute
Research Facility at MIT, Lincoln     Bedford, MA                   GMP              73,736            February 1995
  Laboratories
Grand Slam Canyon Theme Park          Las Vegas, NV                 GMP              73,600            July 1993
Prudential Center Retail Phase I      Boston, MA                    GMP              67,357            June 1994
University of California-Berkeley     Berkeley, CA                  CPFF             65,068            August 1994
  Life Sciences Building
Federal Correction Institution and    Greenville, IL                 FP              58,431            May 1994
  Prison
Ramada Express Hotel Casino           Laughlin, NV                  GMP              57,244            September 1993
Expansion
Integrated Project Controls-          Boston, MA                     FP              50,870            July 1998
  Central Artery
Clark County Government Building      Las Vegas, NV                  FP              48,398            August 1995
Riverside Resort                      Laughlin, NV                  GMP              41,373            December 1994
Veterinary Hospital and Research      Ithaca, NY                     FP              39,480\1/<F1>     March 1995
  Facility at
  Cornell University
Boston College-                       Chestnut Hill, MA              FP              38,030            December 1993
  Residence Halls
Federal Triangle Complex              Washington, D.C.               CM              35,581\2/<F2>     July 1996
Northeast Prison                      Philadelphia, PA               FP              33,053\1/<F1>     June 1995
Beaumont Hospital                     Troy, MI                       CM              29,908            July 1994
Hard Rock Cafe                        Las Vegas, NV                 GMP              26,704            December 1994
Argonne Laboratory                    Chicago, IL                    FP              23,447            July 1995
Primus Auto-Office                    Nashville, TN                 GMP              22,000            October 1995
Forensic Center                       Trenton, NJ                    FP              19,143            July 1995
INTERNATIONAL
SAMIR Oil Tank Farm                   Morocco                        FP            $ 43,582            February 1994
U.S. Embassy-Caracas                  Venezuela                      FP              36,632            July 1994
Peace Vector II                       Egypt                          CP              24,474            March 1994
Embassy Housing                       Turkmenistan/Moldova           FP               6,108            December 1994
HAZARDOUS WASTE
New Bedford Harbor Remediation        New Bedford, MA                FP            $ 20,433            November 1994
Tybouts Center                        New Castle, DE                 FP              12,304            October 1994
  Remediation

- ---------
<F1>\1/Joint venture participation--represents the Company's share of the final or estimated final contract price.
<F2>\2/Total Company-managed project value of approximately $550 million.

Competition
The construction business is highly competitive. Competition is based primarily on price, reputation for quality, reliability and financial strength of the contractor. While the Company experiences a great deal of competition from other large general contractors, some of which may be larger with greater financial resources than the Company, as well as from a number of smaller local contractors, it believes it has sufficient technical, managerial and financial resources to be competitive in each of its major market areas.
REAL ESTATE
The Company's real estate development operations are conducted by Perini Land and Development Company ("PL&D"), a wholly-owned subsidiary, which began operations in the 1950's. As a result of the prolonged recession and reduced liquidity existing in the real estate industry over the past few years, PL&D in 1991 embarked on a strategy to substantially reduce its real estate holdings, pay down related debt and reduce overhead associated with those operations. The Company also suspended all investment in new projects and limited development expenditures to only those necessary to bring properties to market or to preserve permits or other entitlements.
Between 1991 and the end of the first quarter of 1994, property sales have reduced PL&D's inventory from 31 properties to 16. In many cases, the Company's investment in the remaining properties has been reduced due to sales of portions of the properties. Of the remaining inventory, two properties, plus several tracts or units of larger multi-unit properties, are currently under contract for sale in 1994. Since 1990, PL&D revenues from sales have totalled approximately $107 million and the Company has reduced its real estate related debt plus contingent liabilities associated with real estate by approximately $46 million. In addition, the Company refinanced all of its major properties during the 1992 through 1994 period.
Historically, PL&D has maintained offices in five states - Arizona, California, Florida, Georgia and Massachusetts. The Company continues to hold properties in each of those markets, but in late 1993, PL&D significantly reduced its staff in California and currently plans to administer its existing California assets from other offices. Over the past three and one-half years, PL&D has reduced administrative personnel throughout its organization from over 60 people to fewer than 20 people.
Although PL&D has no current plans to acquire new properties, it will continue to make investments that are necessary to bring existing properties to market. It will also explore opportunities in which existing personnel could be used to generate fee income in situations where no associated capital commitment is required or, in association with construction units, to help generate building opportunities for Perini units.
Of PL&D's current holdings, two northern California projects, The Resort at Squaw Creek, a deluxe resort-conference center hotel near Lake Tahoe, and Rincon Center, a mixed-use commercial and residential building located in San Francisco's business district, make up more than 50% of the Company's real estate development investments. In 1992 and 1991, the Company took writedowns of $31.4 million and $2.8 million, respectively, to reduce the carrying value of certain real estate assets to net realizable value. Such writedowns did not include Rincon Center and The Resort at Squaw Creek. See "Investments in and Refinancing of Rincon Center and The Resort at Squaw Creek." Rincon Center, which was refinanced in 1993, is currently generating sufficient cash to cover its operating expenses plus interest expense and is expected in 1994 to contribute toward its required annual principal amortization. The Resort at Squaw Creek covered its operating expenses and contributed toward debt service for the first time in 1993. The $48 million financing on The Resort at Squaw Creek matures in May 1995 and conversations with the project's lead bank suggests there is interest on its part to extend the loan on the property with no significant cash paydown based on the expected appraisal value. Negotiations are expected to begin this year.

Real Estate Properties
The following is a description of the Company's real estate development investments:

                                                                                             APPROXIMATE         STATUS AS OF
        PROJECT            LOCATION              SITE                 DESCRIPTION          PERINI INTEREST      MARCH 31, 1994
        -------            --------              ----                 -----------          ---------------      --------------
ARIZONA
Sabino Springs            Tucson           33 residential    Estate lots adjoining a            100%       Further development
Country Club                               lots              planned residential golf                      awaiting completion of
                                                             course community                              infrastructure on
                                                                                                           adjacent golf course
                                                                                                           community
I-10 West                 Phoenix          160 acres         Industrially zoned land             80%       13 acres remain to be
                                                                                                           sold
Airport Commerce Center   Tucson           166 acres         Industrially zoned land             80%       123 acres remain to be
                                                                                                           sold
Perini Central            Phoenix          4.4 acres         Zoned for office, retail and        75%       On hold pending
Limited Partnership                                          residential use                               improvement in market
Grove at Black            Phoenix          30 acres          Office park complex                 50%       150,000 sq. ft. office
Canyon                                                                                                     building fully leased;
                                                                                                           further development on
                                                                                                           hold
Capitol Plaza             Phoenix          1.75 acres        Commercially zoned land            100%       On hold pending
                                                                                                           improvement in market
CALIFORNIA
Rincon Center             San Francisco    320 apartment     Mixed-use office, retail and        46%       Almost 100% of the
                                           units, 63,000     residential complex                           office space, 94% of the
                                           sq. ft. retail                                                  retail space and all but
                                           space, 416,000                                                  10 of the residential
                                           sq. ft.                                                         units were leased
                                           commercial space
The Resort at Squaw       Squaw            405 units         Ski resort/conference hotel         18%       Opened December 1990;
Creek                     Valley                                                                           golf course completed
                                                                                                           1992
FLORIDA
The Villages of Palm      West Palm        1,428 acres       Planned community of 6,750         100%       Ongoing development; 14
Beach                     Beach                              residential units with                        acres remain to be sold
                                                             commercial development and
                                                             two golf courses
Metrocentre               West Palm        17 lots           Commercial/office                  100%       5 lots remain to be sold
                          Beach                              park development
GEORGIA
The Oaks at Buckhead      Atlanta          217 condominium   201 high-rise units plus 16         50%       76 units closed; 15
                                           units             town homes                                    under contract
The Villages at Lake      Clayton          348 acres         Planned Community                   49%       Large portion of
Ridge                     County                                                                           infrastructure and all
                                                                                                           recreational amenities
                                                                                                           complete; 18.5 acres
                                                                                                           sold for apartment
                                                                                                           development; 16 acres
                                                                                                           sold to local school
                                                                                                           board; 148 single family
                                                                                                           lots delivered to
                                                                                                           builders
MASSACHUSETTS
Raynham Woods Commerce    Raynham          409 acres         Office park and retail             100%       206 salable acres remain
Center                                                       development                                   after accounting for
                                                                                                           wetlands, public use,
                                                                                                           and previously sold
                                                                                                           acreage, also two fully
                                                                                                           leased commercial
                                                                                                           buildings owned on site
Robin Hill                Marlboro         53 acres          Office park development            100%       Final 53 acres currently
                                                                                                           under contract for sale
                                                                                                           in 1994
Easton Business Center    Easton           40 acres          Commercially zoned land            100%       Remains to be sold
Commercial/Retail         Wareham          19 acres          Commercially zoned land            100%       Remains to be sold

Investments in and Refinancing of Rincon Center and The Resort at Squaw Creek Rincon Center. Rincon Center is a large mixed-use project in the financial district of San Francisco. The project is located on the site of the U.S. Postal Service's historic Rincon Annex. The land is in the ninth year of a 65-year leasehold from the U.S. Postal Service.
Rincon Center is controlled by Rincon Center Associates, a California limited partnership of which PL&D and Pacific Gateway Properties, Inc. ("PGP") are the general partners. PL&D is the managing general partner and owns 46% of the equity interest of the partnership.
The commercial portion of the project known as Rincon One, which includes approximately 223,000 square feet of office space and 42,000 square feet of retail space, was sold and leased back by the developing partnership in 1988. The commercial portion of the project known as Rincon Two, which includes approximately 200,000 square feet of office space, 21,000 square feet of retail space and a 14,000 square foot U.S. postal facility, is financed by a $28 million bank loan which matures in 1998. The residential portion of Rincon Two contains 320 apartment units which were financed by $34 million of tax-free bonds which mature in 2006.
The Company has advanced approximately $70 million to the partnership since its formation in 1984 through December 31, 1993. Approximately $8 million of this amount was advanced during 1993, primarily to pay down some of the principal portion of project debt which was renegotiated during 1993. Although the project is close to fully occupied, commercial rent concessions during 1993 prevented operations from exceeding breakeven on a cash flow basis. Those concessions have ended, and in 1994 operations are expected to generate positive cash flow before any required principal paydowns on loans. Two major loans on this property in the aggregate totaling over $75 million were scheduled to mature in 1993. During 1993, both loans were extended for five additional years. To extend these loans, PL&D provided approximately $7 million in new funds which were used to reduce the principal balance of the loans. Additional amortization of these loans will be required. To the extent operating cash flow is insufficient to cover required principal payments, PL&D will be responsible for 80% of the shortfall. In addition, during 1993, PL&D agreed, if necessary, to lend PGP funds to meet its 20% share of cash calls, in which case, PL&D will receive a priority return from the partnership on those funds and penalty fees in the form of rights to certain distributions due PGP by the partnership controlling Rincon. During 1993, PL&D advanced $1.7 million under this agreement, primarily to meet the principal payment obligations of the loan extensions described above.
The various financings are secured by a pledge of the project, two letters of credit aggregating $9 million ($4.5 million from the Company and $4.5 million from PGP) and PL&D's corporate guaranty of $3.5 million. PL&D has guaranteed the payment of any operating deficits and the payment of interest on both the bonds and the bank loan. Perini has guaranteed PL&D's share of the operating deficits on Rincon One over the next five years and $5 million of the principal amortization payable on Rincon Two over the next five years.
The Resort at Squaw Creek. The Resort at Squaw Creek is a resort-conference hotel which was completed and put into operation in December of 1990. Ownership of the project is held by Squaw Creek Associates, a California general partnership ("SCA"). PL&D as a partner in Glenco-Perini-HCV ("GPHCV"), a California limited partnership and a general partner in SCA, owns 18% of the project. PL&D, however, has full responsibility for GPHCV's 40% share of all operating deficits of the project and 100% of any portion of a $2 million annual preferred return to the majority partner which is not funded from operating cash flow. The financing on the project is an approximately $48 million bank loan which matures May 1, 1995. Under the terms of that loan, PL&D has guaranteed $10 million of principal and all interest payments and provides a $1.0 million letter of credit as its share of an overall $2.5 million commitment. See Note 11 to the Notes to Consolidated Financial Statements.
At December 31, 1993, PL&D had advanced $68 million, of which $2.8 million was advanced during 1993, to the partnership to cover construction overruns, operating deficits or preferred return commitments. Approximately $15 million of these advances, and accrued interest thereon, currently have a priority position, second only to the bank loan. At March 31, 1994, such interest accrual amounted to approximately $5 million.
INSURANCE AND BONDING
All of the Company's properties and equipment, both directly owned or owned through partnerships or joint ventures with others, are covered by insurance and management believes that such insurance is adequate. However, due to conditions in the insurance market, the Company's California properties, owned in partnership with others, are not fully covered by earthquake insurance. In conjunction with its construction business, the Company is often required to provide various types of surety bonds. The Company has dealt with the same surety for approximately 75 years and it has never been refused a bond. Although from time-to-time the surety industry encounters limitations affecting the bondability of very large projects, the Company has not encountered any limit on its bonding ability that has adversely impacted its operations.
LEGAL PROCEEDINGS
On July 30, 1993, the U.S. District Court for the District of Columbia upheld the Contracting Officer's termination for default, both dated May 11, 1990, on two adjacent contracts for subway construction between Mergentime-Perini (two joint ventures) and the Washington Metropolitan Area Transit Authority ("WMATA") and found the Mergentime Corporation, Perini Corporation and the Insurance Company of North America, the surety, jointly and severally liable to WMATA for damages in the amount of $16.5 million, consisting primarily of excess reprocurement costs. The court deferred ruling on the net value of the joint ventures' major claims against WMATA. Any such amounts awarded to the joint ventures could serve to offset the above damages award. Originally Mergentime Corporation was the sponsor and manager of both joint ventures with a 60% interest in each. Perini held the remaining 40%. The contracts were awarded in 1985 and 1986 but in 1987, Perini and Mergentime entered into an agreement whereby Perini withdrew from the joint ventures, but remained obligated to WMATA under the contracts and related bonds. At that point, Mergentime assumed full control over the performance of both projects. After the termination of the joint ventures' contracts in May 1990, Perini, acting independently, was awarded a separate contract by WMATA to finish these projects, both of which were successfully completed on schedule.
Mergentime may be unable to meet its financial obligations under the award. In such event the Company, as a joint venture partner, could be liable for the entire amount. Currently both parties have filed post-trial motions with the District Court attacking the decision and award. For the purposes of these motions, the successor judge (who was recently named) is treating the judgment as one that is not a final judgment and thus not one from which an appeal lies pending rulings on the motions. Although no date has been set for a review of the post-trial motions, the Court has indicated that such consideration will require substantial effort and that it intends to give this case the consideration it deserves.
The ultimate financial impact, if any, of this judgment is not yet determinable, and therefore, no impact is reflected in the Consolidated Financial Statements.
In the ordinary course of its construction business, the Company is engaged in other lawsuits. The Company believes that such lawsuits are usually unavoidable in major construction operations and that their resolution will not materially affect its business.
EMPLOYEES
The total number of personnel employed by the Company is subject to seasonal fluctuations, the volume of construction in progress and the relative amount of work performed by subcontractors. During 1993, the maximum number of employees involved in operations was approximately 2,600 and the minimum was approximately 1,900. Included in these figures are 1,000 core salaried employees.
The Company operates as a union contractor. As such, it is a signatory to numerous local and regional collective bargaining agreements, both directly and through trade associations, throughout the country. These agreements cover all necessary union crafts and are subject to various renewal dates. Estimated amounts for wage escalation related to the expiration of union contracts are included in the Company's bids on various projects, and as a result, the expiration of any union contract in the current fiscal year is not expected to have any material impact on the Company.

                  DESCRIPTION OF CONVERTIBLE PREFERRED STOCK
Each of the Depositary Shares offered hereby represents 1/10th of a share of the Convertible Preferred Stock. See "Description of Depositary Shares."
The Restated Articles of Organization, as amended, of the Company (the "Restated Articles") authorize the issuance of one million shares of preferred stock, par value $1.00 per share. Currently, there are 100,000 shares of $21.25 Convertible Exchangeable Preferred Stock outstanding. See "Description of Outstanding Capital Stock--$21.25 Preferred Stock." The summary of terms of the Company's preferred stock (including the Convertible Preferred Stock) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles and the Certificate of Vote of Directors Establishing a Series of a Class of Stock fixing the relative rights and preferences of the Convertible Preferred Stock (the "Certificate") which is an exhibit to the Registration Statement of which this Prospectus is a part.
GENERAL
The Company's preferred stock may be issued from time to time in one or more series, without stockholders' approval. Subject to limitations prescribed by law and by the Restated Articles, the Board of Directors is authorized to determine the relative rights and preferences for each series of preferred stock that may be issued, and to fix the number of shares of each such series. Without obtaining the favorable vote of the holders of two-thirds of the outstanding Convertible Preferred Stock, the Company is prohibited by the terms of the Convertible Preferred Stock from issuing additional preferred stock that is senior to the Convertible Preferred Stock as to dividends and liquidation. The Company may issue additional series of preferred stock ranking on a parity with the Convertible Preferred Stock as to dividends and liquidation without the vote of the outstanding Convertible Preferred Stock. See "Voting Rights" below. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time authorize the issuance of additional shares of the same series. The Convertible Preferred Stock offered hereby will be a single series consisting of up to 100,000 shares, plus up to 15,000 shares issuable pursuant to the Initial Purchaser's over-allotment option. Any Convertible Preferred Stock converted, redeemed, exchanged or otherwise acquired by the Company will, upon cancellation, have the status of authorized but unissued preferred stock undesignated as to series subject to reissuance by the Board of Directors. DIVIDENDS
Holders of the shares of Convertible Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of funds of the Company legally available for payment, an annual cash dividend of $
per share, payable quarterly in arrears on September 15, December 15, March 15 and June 15 of each year (beginning September 15, 1994), unless any such date is a non-business day, in which event the dividend will be payable on the next business day. Dividends on the Convertible Preferred Stock will be cumulative from the date of original issue and shall be payable to the holder of record on the record date fixed for such payment. Accumulated but undeclared dividends will not bear interest. When dividends are not paid in full upon any series of preferred stock ranking senior as to dividends to the Convertible Preferred Stock, then no dividend shall be paid or declared and set apart for payment on the Convertible Preferred Stock unless and until all accrued and unpaid dividends with respect to such other stock shall have been paid or declared and funds therefor set apart for payment. When dividends are not paid in full upon the Convertible Preferred Stock and upon any other stock ranking on a parity as to dividends with the Convertible Preferred Stock, all dividends declared upon shares of Convertible Preferred Stock and any other stock ranking on a parity as to dividends with the Convertible Preferred Stock shall be declared pro rata based on the ratio that accrued and unpaid dividends on each series of stock bears to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the Convertible Preferred Stock have been paid or declared and funds therefor set apart for such payment, the Company shall not declare, pay or set apart for payment, any cash dividends or make any other cash distribution upon the Common Stock of the Company or any other stock of the Company ranking junior to or on a parity with the Convertible Preferred Stock as to dividends.
CONVERSION
Holders of the Convertible Preferred Stock will be entitled at any time to convert shares of Convertible Preferred Stock into Common Stock of the Company at the conversion rate set forth on the cover page of this Prospectus, except that, with respect to shares of Convertible Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the redemption date or exchange date, so long as there has been no default in the payment of the redemption price or exchange price. Except as provided below, no payment or adjustment on account of dividends accumulated and unpaid upon Convertible Preferred Stock or in respect of dividends on Common Stock will be issued upon conversion, but if such conversion would otherwise result in a fractional share being issued, an amount will be paid in cash by the Company equal to the market value of the fractional interest. Convertible Preferred Stock surrendered for conversion during the period between the record date for payment of dividends and the dividend payment date (except for Convertible Preferred Stock called for redemption or exchange with a redemption date or exchange date during such period) must be accompanied by payment of an amount equal to the dividend thereon which the holder is to receive on the dividend payment date.
The conversion price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock, subdivisions and combinations of the Common Stock, certain reclassifications of the Common Stock, the issuance to the holders of Common Stock of certain rights or warrants entitling them to subscribe for Common Stock at less than the then current market price (as defined) and the distribution to the holders of Common Stock of shares of capital stock other than Common Stock, debt securities of the Company or assets or rights or warrants to purchase securities of the Company (excluding cash dividends or distributions paid out of earnings or surplus as shown on the books of the Company). No adjustment in the conversion price will be required in respect of a change in the par value of the Common Stock or issuances of rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest. No adjustment in the conversion price will be required unless such an adjustment would require a change of at least 1% in the price then in effect, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made if the holders of Convertible Preferred Stock participate in the transaction that would have resulted in an adjustment absent such participation. The Company may at any time reduce the conversion price by any amount for a minimum period of 20 days upon notice to the holders of the Convertible Preferred Stock 15 days prior to the date the decreased conversion price takes effect.
In the event of certain mergers, consolidations or any sale, lease or transfer of all or substantially all of the assets of the Company, the right of a holder of Convertible Preferred Stock to convert such stock into Common Stock of the Company will be converted into the right to receive whatever securities or other property, including cash, the holders of such number of shares of Common Stock into which the Convertible Preferred Stock might have been converted prior to such merger, consolidation, sale, lease or transfer.
A conversion rate adjustment made according to the provisions of the Convertible Preferred Stock (or the absence of provision for such an adjustment) might result in a constructive distribution to the holders of Convertible Preferred Stock or holders of Common Stock that would be subject to taxation as a dividend.
EXCHANGE
The Convertible Preferred Stock is exchangeable, in whole but not in part, at the option of the Company on any dividend payment date on or after September
15, 1996, for the Company's    % Convertible Subordinated Debentures Due 2019
(the "Debentures"). See "Description of Debentures." Holders of the Convertible Preferred Stock will be entitled to receive $250 principal amount of the Debentures in exchange for each share of Convertible Preferred Stock held by them at the time of exchange. At such time, the rights of the holders of the Convertible Preferred Stock as stockholders of the Company shall cease (except the right to receive Debentures and accrued and unpaid dividends to the date of exchange), and the person or persons entitled to receive the Debentures issuable upon such exchange shall be treated for all purposes as the registered holder or holders of such Debentures. The Company will mail notice of its intention to exchange to each holder of record of the Convertible Preferred Stock no less than 30 nor more than 60 days prior to the date of exchange. The Convertible Preferred Stock will be convertible into Common Stock up to the close of business on the date of exchange.
OPTIONAL REDEMPTION
The Convertible Preferred Stock will not be redeemable by the Company prior to September 15, 1997. Thereafter, the Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, at the following redemption prices per share, if redeemed during the 12-month period beginning September 15 in each of the years indicated:

  YEAR                           PRICE    YEAR                         PRICE
  ----                           -----    ----                         -----
  1997 .......................  $         2001 .....................  $
  1998 .......................            2002 .....................
  1999 .......................            2003 .....................
  2000 .......................

and on or after September 15, 2004, at $250 per share, plus, in each case, accumulated and unpaid dividends to the date of redemption. If full cumulative dividends on the Convertible Preferred Stock have not been paid, no shares of Convertible Preferred Stock may be redeemed and the Company may not acquire any shares of the Convertible Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of Convertible Preferred Stock unless the holders of two-thirds of the Convertible Preferred Stock shall have consented thereto.
The Company will mail notice of redemption to each holder of record of Convertible Preferred Stock to be redeemed not less than 30 nor more than 60 days prior to the redemption date. On and after the date of redemption, dividends shall cease to accumulate on the Convertible Preferred Stock so called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Company shall cease, except the right to receive the amounts payable upon such redemption, without interest, upon surrender of the certificates evidencing such shares.
If less than all of the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select those to be redeemed pro-rata or by lot or in such manner as the Company shall deem appropriate or fair.
There is no mandatory redemption or sinking fund obligation with respect to the Convertible Preferred Stock.
LIQUIDATION
In the event of involuntary liquidation, dissolution or winding up of the Company, the holders of the shares of Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other stock ranking junior to the Convertible Preferred Stock as to liquidation, liquidating distributions in the amount of $25 per share plus accumulated and unpaid dividends. In the event of voluntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, subject to the rights of any series of preferred stock ranking senior to the Convertible Preferred Stock as to liquidation, but before any distribution of assets is made to holders of Common Stock or any other stock ranking junior to the Convertible Preferred Stock as to liquidation, liquidating distributions in the amounts set forth under "Optional Redemption" above, plus accumulated and unpaid dividends.
If upon any liquidation of the Company, or any other distribution of its assets, the amounts payable with respect to the Convertible Preferred Stock or any other outstanding shares of preferred stock of the Company ranking as to any such distribution on a parity with the Convertible Preferred Stock are not paid in full, the holders of the Convertible Preferred Stock and of such other shares of stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Convertible Preferred Stock will not be entitled to any participation in any distribution of assets by the Company.
VOTING RIGHTS
The Convertible Preferred Stock is not entitled to vote, except as provided below and in accordance with Massachusetts law and, in such case, the holders of the Convertible Preferred Stock shall have one vote per share. The Company may not amend, alter or repeal any of the preferences or rights (including voting rights) of the holders of the Convertible Preferred Stock or authorize, create or increase the amount of any class or series of stock ranking prior to the Convertible Preferred Stock as to dividends or liquidation without the favorable vote of the holders of at least two-thirds of the then outstanding shares of Convertible Preferred Stock, voting together as a class with the holders of any other outstanding shares of preferred stock which rank on parity with the Convertible Preferred Stock as to dividends and liquidation. The number of authorized shares of the Company's preferred stock may be increased by the affirmative vote of the holders of at least a majority of the voting stock of the Company, voting together. Any amendments to the Restated Articles which adversely affect the preferences or rights of the holders of the Convertible Preferred Stock require a two-thirds vote of the Convertible Preferred Stock voting separately as a class. The Company may issue additional series of preferred stock ranking on a parity with the Convertible Preferred Stock as to dividends and liquidation without the vote of the outstanding Convertible Preferred Stock.
If an amount equal to six quarterly dividends on the Convertible Preferred Stock shall have accumulated and be unpaid, the number of directors of the Company will be increased by two and the holders of the Convertible Preferred Stock, voting together as a class with any other series of preferred stock on parity with the Convertible Preferred Stock as to dividends or liquidation rights and which is similarly affected, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and funds therefor set apart for payment, at which time such two directors will resign from the board and the number of directors of the Company will be reduced by two. When such voting rights have vested in the holders of the Convertible Preferred Stock, a special meeting to elect such directors may be called by the Chief Executive Officer or Chairman of the Company or by the holders of 25% or more of the shares of preferred stock of all series affected.
OTHER PROVISIONS
The holders of the Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Convertible Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The transfer agent, conversion agent and registrar for the Convertible Preferred Stock will be State Street Bank & Trust Co.
                       DESCRIPTION OF DEPOSITARY SHARES
Each Depositary Share represents one-tenth of a share of Convertible Preferred Stock deposited under the Deposit Agreement (the "Deposit Agreement") among the Company, State Street Bank & Trust Co., as depositary (the "Depositary"), and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued thereunder. Subject to the term of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all of the rights and preferences of the Convertible Preferred Stock represented thereby (including dividend, conversion, redemption, exchange, liquidation and voting rights) contained in the Company's Restated Articles and in the Certificate and summarized above under "Description of Convertible Preferred Stock." The Depositary Shares are evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. The Company does not expect that there will be any trading market for the Convertible Preferred stock except as may be represented by the Depositary Shares.
The following summary does not purport to be complete and is subject in all respects to the Deposit Agreement and form of Depositary Receipt, copies of which are attached as an exhibit to the Registration Statement of which this Prospectus is a part.
ISSUANCE OF DEPOSITARY RECEIPTS
Immediately following the issuance and delivery of the Convertible Preferred Stock by the Company to the Initial Purchaser at the closing as contemplated herein, the Initial Purchaser will deposit the Convertible Preferred Stock with the Depositary which will then issue the Depositary Receipts representing Depositary Shares to the Initial Purchaser.
WITHDRAWAL OF CONVERTIBLE PREFERRED STOCK
Upon surrender of the Depositary Receipts at the shareholder services office of the Depositary (unless the underlying Depositary Shares have previously been called for redemption or exchange), the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his order, of the number of whole shares of Convertible Preferred Stock and any money or other property represented by such Depositary Shares. Owners of Depositary Shares will be entitled to receive whole shares of Convertible Preferred Stock on the basis of one share of Convertible Preferred Stock for every ten Depositary Shares surrendered. In no event will fractional shares of Convertible Preferred Stock (or cash in lieu thereof) be distributed by the Depositary. If any Depositary Receipt delivered by any holder evidences a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Convertible Preferred Stock to be withdrawn, the Depositary will deliver to the holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. REDEMPTION OF DEPOSITARY SHARES
Whenever the Company redeems shares of Convertible Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date the Depositary Shares representing the shares of Convertible Preferred Stock so redeemed upon no less than 30 nor more than 60 days' notice, from the proceeds received by the Depositary in respect of the redemption of such shares of Convertible Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to one-tenth of the redemption price per share payable with respect to a share of Convertible Preferred Stock. See "Description of Convertible Preferred Stock -- Optional Redemption."
If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata or by lot or in such manner as the Company shall deem appropriate and fair.
After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the amounts payable on such redemption and any money or other property to which the holder of such Depositary Shares was entitled upon such redemption, upon surrender to the Depositary of the Depositary Receipt evidencing such Depositary Shares.
CONVERSION
Each record holder of Depositary Shares will have the right, at any time, to surrender Depositary Receipts representing one or more whole shares of Convertible Preferred Stock to the Depositary with written instructions to convert a number of underlying whole shares of Convertible Preferred Stock to which such holder would be entitled into shares of the Company's Common Stock at the then effective conversion price (subject to the same terms and conditions set forth in "Description of Convertible Preferred Stock -- Conversion"). If only a portion of the Depositary Shares evidenced by a Depositary Receipt is to be converted, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion of Depositary Shares, and if such conversion would otherwise result in a fractional share of Common Stock being issued, an amount will be paid in cash by the Company equal to the market value of the fractional interest.
EXCHANGE
On or after September 15, 1996, upon election by the Company to exchange the Convertible Preferred Stock for the Debentures, the Depositary Shares will be exchanged, upon no less than 30 nor more than 60 days' notice, by the Depositary for the Debentures at the rate of $25 principal amount of Debentures for each Depositary Share then outstanding. See "Description of Convertible Preferred Stock -- Exchange." Upon such exchange, the Depositary Shares will no longer be deemed outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the Debentures and any other money or other property to which the holders of Depositary Shares were entitled upon such exchange, upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.
DIVIDENDS AND OTHER DISTRIBUTIONS
The Depositary will distribute all cash dividends or other cash distributions received in respect of the Convertible Preferred Stock to the record holders of Depositary Shares in proportion, insofar as practicable, to the number of Depositary Shares owned by such holders.
In the event of a distribution other than in cash, including a distribution of the Debentures in the event of the exchange of the Convertible Preferred Stock, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practical for the purpose of effecting such distribution, including the sale of such property and distribution of the net proceeds from such sale to such holders.
The amount distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Depositary on account of any taxes.
VOTING THE CONVERTIBLE PREFERRED STOCK
Upon receipt of notice of any meeting at which the owners of the Convertible Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Shares. Each record holder of Depositary Shares on the record date (which will be the same date as the record date for the Convertible Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Convertible Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Convertible Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company has agreed to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Convertible Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Convertible Preferred Stock.
AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT
The form of Depositary Receipts evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which imposes or increases any fees, taxes or charges upon owners of Depositary Shares (other than taxes and other governmental charges, fees and telegram, telex, delivery or other expenses payable by such owners as stated below under "Charges of Depositary"), or which otherwise prejudices any substantial rights of holders of Depositary Shares or materially prejudices the rights of holders of Convertible Preferred stock, will not take effect as to outstanding Depositary Shares until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Shares. In no event may any amendment impair the right of any owner of any Depositary Share, subject to the conditions specified in the Deposit Agreement, to surrender Depositary Receipts evidencing Depositary Shares to the Depositary with written instructions to convert such Depositary Shares into Common Stock or to deliver to such holder the Convertible Preferred Stock underlying such Depositary Shares and any money or other property, including the Debentures, represented thereby, except in order to comply with mandatory provisions of applicable law.
Whenever directed by the Company, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all outstanding Depositary Shares at least 30 days prior to the date of termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have delivered to the Company a written notice of its election to resign if a successor depositary shall not theretofore have been appointed and accepted its appointment. If any Depositary Shares remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the owners thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (a) to collect dividends on the Convertible Preferred Stock and any other distributions with respect thereto or, if applicable, principal of, and premium, if any, and interest on the Debentures, and (b) to deliver Convertible Preferred Stock or, if applicable, the Debentures, together with such dividends and distributions, or the principal, premium, if any, and interest, and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the Convertible Preferred Stock or, if applicable, the Debentures then held by it, at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest, for the pro rata benefit of the holders of Depositary Receipts which shall not theretofore have been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary.
CHARGES OF DEPOSITARY
All charges in connection with the initial deposit of the Convertible Preferred Stock and the initial issuance of the Depositary Shares will be borne by the Company, as will all charges of the Depositary in connection with initial withdrawals of Convertible Preferred Stock by the owners of Depositary Shares following the initial deposit by the Initial Purchaser or conversions of Convertible Preferred Stock or the exchange of Convertible Preferred Stock for Debentures. The Depositary will charge the party to whom Depositary Receipts are delivered against subsequent deposits of Convertible Preferred
Stock $     for each 100 Depositary Shares evidenced by Depositary Receipts so delivered. The Company will pay all other charges of the Depositary except for taxes (including transfer taxes, if any) and other governmental charges, and such telegram, telex, delivery or other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Shares or persons depositing Convertible Preferred Stock.
RIGHTS AND DUTIES OF DEPOSITARY
The Depositary will make available to holders of Depositary Shares, upon request of such holders, all reports and communications from the Company which are delivered to the Depositary and made generally available to the holders of Convertible Preferred Stock.
Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement are limited to performance in good faith of the duties undertaken by each of them thereunder and neither is obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Convertible Preferred Stock or other securities described herein unless satisfactory indemnity is furnished. They may rely upon advice of or information from counsel, accountants, persons presenting Convertible Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.
The Depositary and the Depositary's agents may own and deal in any class of securities of the Company and its affiliates and in Depositary Receipts. The Depositary may also act as transfer agent or registrar of any of the securities of the Company and its affiliates, may loan money to the Company and its affiliates and may engage in any other business with or for the Company and its affiliates.
                          DESCRIPTION OF DEBENTURES
The Company will issue the Debentures under an indenture (the "Indenture") between the Company and State Street Bank & Trust Co. (the "Trustee"). The terms of the Debentures will include those stated in the Indenture, a form of which is attached as an exhibit to the Registration Statement of which this Prospectus is a part. The Debentures will be unsecured subordinated obligations of the Company limited to $25,000,000 principal amount.
GENERAL
The Debentures are in registered form without coupons in denominations of $25 and any whole multiple of $25. The Company will pay interest on the Debentures
semiannually on September 15 and March 15 of each year at the rate of     %
per annum. It will pay interest on the Debentures to the persons who are registered holders at the close of business on the last day of the month before the interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Company may pay principal and interest by its check and may mail an interest check to a holder's registered address. The Debentures mature on September 15, 2019.
CONVERSION RIGHTS
The holders of Debentures will be entitled at any time on or before September 15, 2019, to convert the Debentures into Common Stock of the Company initially at the conversion rate for the Depositary Shares set forth on the cover of this Prospectus, except that, with respect to Debentures called for redemption, conversion rights will terminate at the close of business on the redemption date. Notice of redemption must be given not less than 30 nor more than 60 days before the redemption date. Except as provided below, no payment or adjustment is to be made on conversion for interest accrued on the Debentures or for dividends on the Common Stock issued on conversion of any Debenture. Debentures surrendered for conversion between the record date for payment of interest and the interest payment date (except Debentures called for redemption during such period) must be accompanied by payment of the interest on the Debentures, if any, that the holder is to receive on the interest payment date. No fractional shares of Common Stock will be issued upon conversion of the Debentures, and if such conversion would otherwise result in a fractional share of Common Stock being issued, an amount will be paid in cash by the Company equal to the market value of the fractional interest.
The conversion price is subject to adjustment on the occurrence of certain events, including the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock, subdivisions and combinations of the Common Stock, certain reclassifications of the Common Stock, the issuance to the holders of Common Stock of certain rights or warrants entitling them to subscribe for Common Stock at less than the then current market price (as defined) and the distribution to the holders of Common Stock of shares of capital stock other than Common Stock, debt securities of the Company or assets or any rights or warrants to purchase securities of the Company (excluding cash dividends or distributions paid out of earnings or surplus as shown on the books of the Company). No adjustment in the conversion price will be required in respect of a change in the par value of the Common Stock or issuance of rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest. No adjustment in the conversion price will be required unless cumulative adjustments would require a change of at least 1% in the price then in effect, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made if Debentureholders participate in the transaction that would have resulted in an adjustment absent such participation. The Company may at any time reduce the conversion price by any amount for a minimum period of 20 days upon notice to holders of the Debentures 15 days prior to the date the described conversion price adjustment is to take effect.
In the event of certain mergers, consolidations or any sale, lease or transfer of all or substantially all of the assets of the Company, the right of a holder of Debentures to convert such Debentures into Common Stock of the Company will be converted into the right to receive whatever securities or other property, including cash, the holders of such number of shares of Common Stock into which the Debentures might have been converted prior to such merger, consolidation, sale, lease or transfer.
SUBORDINATION
The payment of the principal, premium, if any, and interest on the Debentures and sinking fund amounts is subordinated in right of payment, as set forth in the Indenture, to the payment of all Senior Debt of the Company, whether outstanding on the date of the Indenture or incurred after that date. Senior Debt is defined as (a) the principal of, premium, if any, and accrued and unpaid interests on (1) indebtedness of the Company for money borrowed, (2) guaranties by the Company of indebtedness for money borrowed by any other person, (3) indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guaranty, or otherwise (other than debentures issued in exchange for the $21.25 Preferred Stock, which shall be pari passu with the Debentures) and (4) obligations of the Company under any agreement to lease, or lease of any real or personal property, (b) any other indebtedness, liability or obligation, contingent or otherwise, of the Company and any guaranty, endorsement or other contingent obligation in respect thereof, and
(c) modifications, renewals, extensions, and refundings of any such indebtedness, liabilities or obligations, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, liabilities or obligations, or such modification, renewal, extension or refunding, or the obligations of the Company pursuant to such guaranty, are not superior in right of payment to the Debentures. Senior Debt will not include any obligation of the Company to any subsidiary of the Company. The Debentures will be pari passu with any debentures issued in exchange for shares of the $21.25 Preferred Stock.
There are no restrictions in the Indenture on the amount of Senior Debt the Company may have outstanding.
No payment on account of principal, premium, if any, and interest on the Debentures and sinking fund requirements may be made if at the time of such payment there exists a default with respect to any Senior Debt and the default is the subject of judicial proceedings or the Company receives notice from certain authorized persons that payments may not be made. On any distribution of the assets of the Company on any dissolution, liquidation or reorganization of or similar proceeding relating to the Company, the holders of Senior Debt will be entitled to receive payment in full before the Debentureholders are entitled to receive any payment.
By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Debt, as well as general creditors of the Company, may recover more, ratably, than the holders of the Debentures. SINKING FUND
The Indenture requires the Company to redeem through a mandatory sinking fund commencing on September 15, 2005, or on the first September 15, following the date of initial issuance of the Debentures, whichever is later, and on each succeeding September 15, to and including September 15, 2018, 5% of the original principal amount of the Debentures, at a redemption price equal to their principal amount plus interest accrued to the redemption date. Debentures converted into Common Stock or acquired or redeemed by the Company and delivered to the Trustee for cancellation, otherwise than through the mandatory sinking fund, may be used, at their principal amount (excluding any premium), to reduce the amount of any mandatory sinking fund payment. The right to convert Debentures called for redemption through the sinking fund terminates at the close of business on the date of redemption.
OPTIONAL REDEMPTION
The Debentures will not be redeemable by the Company prior to September 15, 1997. Thereafter, the Debentures are redeemable at the option of the Company, on at least 30 and not more than 60 days' notice, in whole or in part, at the following redemption prices (expressed as percentage of principal), if redeemed during the 12-month period beginning on September 15 in each of the years indicated:

  YEAR                                  PERCENTAGE     YEAR                              PERCENTAGE
  ----                                  ----------     ----                              ----------
  1997 .............................                   2001 .........................
  1998 .............................                   2002 .........................
  1999 .............................                   2003 .........................
  2000 .............................

and on or after September 15, 2004, at the principal amount plus, in each case, any accrued interest to the date of redemption.
On and after the redemption date, interest ceases to accrue on Debentures or portions of them called for redemption.
CONSOLIDATION, MERGER AND SALE OF ASSETS
The Company, without the consent of any holders of Debentures, may consolidate with or merge into, or sell, lease or transfer all or substantially all its assets to, another entity, provided (1) the resulting, surviving or transferee entity assumes all the Company's obligations on the Debentures and under the Indenture, except as to conversion in certain circumstances, (2) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing and (3) certain other requirements are met. In the case of a sale, lease or transfer of assets, the predecessor entity will be relieved of its obligations under the Indenture.
MODIFICATION AND WAIVER
Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of at least
66-2/3% in principal amount of the Debentures then outstanding, and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Debentures then outstanding. Without the consent of any Debentureholder, the Company may amend or supplement the Indenture or the Debentures to cure any ambiguity, omission, defect or inconsistency or to provide for uncertificated Debentures in addition to or in place of certificated Debentures or to make any change that does not materially adversely affect the right of any Debentureholder. Without the consent of any Debentureholder, the Trustee may waive compliance with any provision of the Indenture or the Debentures if the waiver does not materially adversely affect the rights of any Debentureholder.
When a successor corporation, trustee, paying agent or registrar assumes all the obligations of its predecessor under the Debentures and the Indenture, the predecessor will released from those obligations.
DEFAULTS AND REMEDIES
An Event of Default under the Indenture includes default for 30 days in payment of interest on the Debentures, default in payment of principal on the Debentures at maturity or pursuant to a mandatory redemption, failure by the Company for 60 days after notice to it to comply with any of the other provisions of the Indenture or Debentures, and certain events of bankruptcy or insolvency. If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures outstanding may declare the Debentures to be due and payable immediately, subject to the subordination provisions contained in the Indenture, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of the Debentures then outstanding. The Indenture will require the Company to file with the Trustee annually a certificate of two Company officers stating whether the signers know of any default under the Indenture that occurred during the previous fiscal year.
Debentureholders may not enforce the Indenture or the Debentures except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Debentures unless it receives indemnity satisfactory to it. Subject to certain limitations, holders of a majority in principal amount of the Debentures may direct the Trustee in its exercise of any trust or power under the Indenture. The Trustee may withhold from Debentureholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interest.
A director, officer, employee or stockholder, as such, of the Company will not have any liability for any obligations of the Company under the Debentures or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Debentureholder by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Debentures.
TRANSFER AND EXCHANGE
A holder may transfer or exchange Debentures in accordance with the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not transfer or exchange any Debentures selected for redemption. However, if public notice has been given that a Debenture is to be redeemed in part, the portion of the Debenture not to be redeemed may be transferred.
REGISTRAR, PAYING AGENT AND CONVERSION AGENT
The Trustee will maintain an office or agency where the Debentures may be presented for registration of transfer or for exchange, an office or agency where the Debentures may be presented for payment and an office where the Debentures may be presented for conversion.
SATISFACTION AND DISCHARGE OF THE INDENTURE
The Indenture will be discharged and cancelled upon payment or redemption of all the Debentures or on the 91st day following the deposit with the Trustee of funds or U.S. Government Obligations sufficient to pay principal and interest on the Debentures to maturity or redemption.

                   DESCRIPTION OF OUTSTANDING CAPITAL STOCK
COMMON STOCK
The Restated Articles of the Company authorize the issuance of 15,000,000 shares of Common Stock, par value $1.00 per share, including an increase of 7,500,000 shares approved by the stockholders of the Company at the Annual Meeting of Stockholders held May 19, 1994. At the close of business on April 29, 1994, there were 4,363,143 shares of Common Stock outstanding, 662,252 shares of Common Stock reserved for issuance upon conversion of the $21.25 Convertible Exchangeable Preferred Stock, 202,664 shares of Common Stock reserved for payment of 1993 incentive compensation awards to employees payable in stock and 481,610 shares of Common Stock reserved for issuance upon exercise of outstanding employee stock options. Subject to the rights of the holders of preferred stock then outstanding, holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors of the Company in its discretion out of funds legally available therefor. Upon any liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock.
The payment of dividends on the Common Stock is subject to the prior payment of dividends on the outstanding preferred stock and the Convertible Preferred Stock offered hereby. Further, the Company's revolving credit agreement, as well as certain other agreements, provides for, among other things, maintaining specified working capital and tangible net worth levels and limitations on indebtedness, all of which could impact the ability of the Company to pay dividends. In addition to the above, payment of dividends on Common Stock will be at the discretion of the Board of Directors.
The foregoing summary of the Common Stock does not purport to be complete and is subject to and qualified in its entirety by the Restated Articles and the laws of the Commonwealth of Massachusetts.
PREFERRED STOCK
The Restated Articles authorize the issuance of one million shares of preferred stock, par value $1.00 per share. The
Company's authorized but unissued preferred stock may be issued from time to time in one or more series, without stockholders' approval. Subject to limitations prescribed by law and by the Restated Articles, the Board of Directors is authorized to determine the relative rights and preferences for each series of preferred stock that may be issued, and to fix the number of shares of such series. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of additional preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or that could make it more difficult for another company to effect certain business combinations with the Company.
Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time authorize the issuance of additional shares of the same series. Any preferred stock converted, redeemed, exchanged or otherwise acquired by the Company will, upon cancellation, have the status of authorized but unissued preferred stock undesignated as to series subject to reissuance by the Board of Directors.
$21.25 PREFERRED STOCK
The Company currently has issued and outstanding 100,000 shares of $21.25 Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "$21.25 Preferred Stock"), represented by 1,000,000 depositary shares. On April 29, 1994, there were 182 record holders of the $21.25 Convertible Exchangeable Preferred Stock. Each depositary share represents 1/10th of a share of the $21.25 Preferred Stock and each owner of a depositary share is entitled, proportionately, to all of the rights and preferences of the $21.25 Preferred Stock described below.
The $21.25 Preferred Stock ranks senior to the Convertible Preferred Stock with respect to dividends and liquidation. Holders of the shares of $21.25 Preferred Stock are entitled to receive an annual cash dividend of $21.25 per share ($2.125 per depositary share). Unless full cumulative dividends have been paid or declared, no cash dividends may be declared or paid or other distribution made on the Common Stock or the Convertible Preferred Stock. Holders of the $21.25 Preferred Stock will be entitled at any time to convert shares of $21.25 Preferred Stock into Common Stock of the Company at the conversion price of $377.50 ($37.75 per depositary share), subject to adjustment in certain circumstances. Each share of the $21.25 Preferred Stock is exchangeable, in whole but not in part, at the option of the Company, for $250 principal amount of the Company's 8-1/2% Convertible Subordinated Debentures Due 2012 ($25 per depositary share). Holders of such debentures will be entitled at any time to convert such debentures into Common Stock at the conversion price of $37.75, subject to adjustment in certain circumstances.
The $21.25 Preferred Stock is redeemable at the option of the Company, in whole or in part, at specified redemption prices per share. The $21.25 Preferred Stock is not entitled to vote, except as to certain matters in regard to creation of additional series of preferred stock or in the event of an arrearage on dividends. If six quarterly dividends on the $21.25 Preferred Stock shall have accumulated and been unpaid, the number of directors of the Company will be increased by two and the holders of the $21.25 Preferred Stock, voting together as a class with any other series of preferred stock with the same rank similarly affected, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and funds have been set apart for payment therefor, at which time such two directors will resign from the board and the number of directors of the Company will be reduced by two. Holders of the $21.25 Preferred Stock are entitled to receive a liquidating distribution of $250 per share in the event of an involuntary liquidation, or an amount equal to the then applicable optional redemption price in the event of a voluntary liquidation. SHAREHOLDERS' RIGHTS PLAN
The Company has adopted a Shareholder Rights Plan pursuant to which it issued one Preferred Stock Purchase Right (each, a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a cash Exercise Price of $100 per Unit, subject to adjustment. As set forth below, the Shareholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of the Company. State Street Bank & Trust Co. is the agent for the Rights.
Currently, the Rights are not exercisable and are attached to all outstanding shares of Common Stock. No separate Right Certificates will be distributed until the Distribution Date. The "Distribution Date" will occur (and the Rights will separate from the Common Stock) upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company and certain of its affiliates and other exempted persons) (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), or
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person, or
(iii) the declaration by the Board of Directors that any person is an "Adverse Person".
Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Shareholder Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 23, 1998, unless previously redeemed by the Company as described below.
As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that after the Distribution Date each holder of a Right will thereafter have the right to receive upon exercise that number of Units of Series A Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). Additionally, in the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, after the Distribution Date each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void. At any time after a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Series A Preferred Stock at an exchange ratio of one share of Common stock or one Unit of Series A Preferred Stock per Right.
The Exercise Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price.
Any of the provisions of the Shareholder Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date. From and after the Distribution Date, the Board of Directors of the Company may subject to certain limitations specified in the Rights Agreement, amend the Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons, Adverse Persons or their Affiliates or Associates).
The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth day after the Stock Acquisition Date or the occurrence of an event giving rise to the Merger Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.
Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing common stockholder), including the right to vote or to receive dividends. While the distribution of the Rights in 1988 was not taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.
                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES
The following is a brief description of certain Federal income tax aspects of this offering that should be considered by most investors. It is a summary only and is not intended as a substitute for careful tax planning. The discussion of the Federal income tax consequences set forth below is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, and administrative interpretations including, but not limited to, Treasury Regulations relating to original issue discount (the "OID Regulations"), all of which are subject to change, which change could apply retroactively and adversely affect a holder of Depositary Shares, Convertible Preferred Stock or Debentures. No information is provided herein with respect to foreign, state and local or estate and gift tax considerations. This information is directed herein to investors who will hold the Convertible Preferred Stock, and Debentures and the Common Stock as "capital assets" within the meaning of the Code Section 1221. In addition, the discussion does not address the tax consequences to certain holders subject to special rules, including life insurance companies, tax-exempt organizations, banks and dealers in securities. PURCHASERS OF THE DEPOSITARY SHARES OFFERED HEREBY SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT THEREIN, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
Holders of the Depositary Shares will be treated for Federal income tax purposes as if they were holders of the Convertible Preferred Stock represented by the Depositary Shares. Accordingly, (i) no gain or loss will be recognized for Federal income tax purposes upon the withdrawal of Convertible Preferred Stock in exchange for Depositary Shares as provided in the Deposit Agreement, (ii) the tax basis of each share of Convertible Preferred Stock to an exchanging holder of Depositary Shares will be the same as the aggregate tax basis of the Depositary Shares exchanged therefor and (iii) the holding period of the Convertible Preferred Stock received in exchange for the Depositary Shares will include the period during which the Depositary Shares were held.
DIVIDENDS ON CONVERTIBLE PREFERRED STOCK
The tax treatment of convertible exchangeable preferred stock with terms closely comparable to those of the Convertible Preferred Stock has not been the subject of any regulations, published rulings or judicial decisions currently in effect. However, under applicable authorities the Convertible Preferred Stock should be treated as equity for Federal income tax purposes and the remainder of this discussion of Federal income tax consequences assumes that they will be so treated.
Dividends paid on the Convertible Preferred Stock will be taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits, if any. To the extent a dividend exceeds a holder's allocable share of the Company's current or accumulated earnings and profits, the dividend will first be treated as a reduction of the holder's tax basis in the Convertible Preferred Stock, and then as capital gain (provided the Convertible Preferred Stock is held as a capital asset) to the extent in excess of such tax basis. To the extent that dividends paid on the Convertible Preferred Stock are treated as ordinary income, such dividends will be taxable as ordinary income but may qualify for the 70 percent dividends-received deduction under Section 243 of the Code, although the benefit of such deduction may be reduced or eliminated by the corporate alternative minimum tax. Under Section 246A of the Code, to the extent that a corporation incurs indebtedness "directly attributable" to a portfolio stock investment in another company (which would include the Convertible Preferred Stock), the 70 percent deduction for dividends received on such stock is generally disallowed. In addition, under Section 246(c) of the Code the 70 percent dividends-received deduction will not be available with respect to stock which is held for 45 days or less (90 days in the case of a dividend attributable to a period or periods aggregating more than 366 days). The length of time that a taxpayer is deemed to have held stock for these purposes is reduced for periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell or other similar transactions. Moreover, Section 1059 of the Code would require a corporate shareholder to reduce its basis (but not below zero) in the Convertible Preferred Stock by the nontaxed portion of any "extraordinary dividend" if the Convertible Preferred Stock has not been held for at least two years before the date of announcement or agreement with respect to such dividend. In addition, a holder disposing of Convertible Preferred Stock would have to recognize additional gain, if any, in an amount equal to nontaxed portions of any extraordinary dividends that would have reduced the holder's basis but for the limitation on reducing basis below zero. An "extraordinary dividend" on the Convertible Preferred Stock would generally be a dividend that (a) equals or exceeds five percent of the holder's basis in such stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (b) exceeds 20 percent of the holder's basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend; provided that market value, if it can be established by the holder, may be substituted for stock basis for purposes of these tests. In addition, an amount treated as a dividend in the case of a redemption of the Convertible Preferred Stock that is either non-pro rata as to all stockholders or in partial liquidation would also constitute an "extraordinary dividend" without regard to the length of time the Convertible Preferred Stock has been held. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 is determined under principles similar to those contained in
Section 246(c) of the Code as discussed above. Corporate shareholders are urged to consult their tax advisors with respect to the possible application of this rule to a redemption or exchange for Debentures (see discussion below regarding redemption and exchange for Debentures).
REDEMPTION PREMIUM
Under Section 305 of the Code and the applicable Treasury Regulations, if the redemption price of redeemable preferred stock exceeds its issue price, a portion of such excess may constitute an unreasonable redemption premium taxable as a distribution in amounts determined under the economic accrual principles of Section 1272 of the Code over the period during which the preferred stock cannot be redeemed. Such constructive distribution is taxed as a dividend to the extent of the issuing corporation's current or accumulated earnings and profits. Under existing Treasury Regulations which are anticipated to apply in the case of redeemable preferred stock, such as the Convertible Preferred Stock, that the issuer is not required to redeem at a specified time (and which is not puttable by a shareholder), a premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if such premium does not exceed the amount which the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the preferred stock. The Revenue Reconciliation Act of 1990, however, authorized the Treasury to promulgate new regulations regarding the federal income tax treatment of redemption premiums with respect to preferred stock, which regulations are generally expected to be prospective with respect to the Convertible Preferred Stock, but which could be retroactive. Thus, no assurance can be given as to the treatment of the redemption premium with respect to the Convertible Preferred Stock under any such regulations.
The redemption premium for the Convertible Preferred Stock is believed to be a reasonable penalty for premature redemption of the Convertible Preferred Stock based on existing market conditions; however, because of the factual nature of the determination, there is no certainty as to the reasonableness of the redemption premium and tax counsel is unable to provide any opinion thereon. The Company will not report any portion of the redemption premium as a constructive distribution which may be treated as a dividend.
REDEMPTION AND EXCHANGE FOR DEBENTURES
A redemption of Convertible Preferred Stock for cash or in exchange for Debentures will be a taxable event. A redemption of Convertible Preferred Stock for cash will be treated under Section 302 of the Code as a distribution that is taxable as a dividend to the extent of the Company's allocable current or accumulated earnings and profits unless the redemption (a) results in a "complete termination" of the shareholder's stock interest in the Company under Section 302(b)(3) of the Code; (b) is "substantially disproportionate" with respect to the shareholder under Section 302(b)(2) of the Code; or (c) is "not essentially equivalent to a dividend" with respect to the shareholder under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must generally be taken into account. A distribution to a shareholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in the Company. The Internal Revenue Service has issued a published ruling indicating that a redemption which results in a reduction in the proportionate interest in the Company (taking into account the Section 318 constructive ownership rules) of a shareholder whose relative stock interest is minimal (an interest of less than one percent should satisfy this requirement) and who exercises no control over Company affairs should be treated as being "not essentially equivalent to a dividend." If any of these three tests is met, the redemption of the Convertible Preferred Stock for cash would result in taxable gain or loss equal to the difference between the amount of cash received (less any portion thereof attributable to accumulated and declared unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits) and the shareholder's adjusted tax basis in the Convertible Preferred Stock redeemed. Such gain or loss would be capital gain or loss if the Convertible Preferred Stock were held as a capital asset, and would be long-term capital gain or loss if the holding period for the Convertible Preferred Stock were to exceed one year.
For purposes of this discussion, the "issue price" of the Debentures would, pursuant to the OID Regulations, be determined in the manner described below for purposes of computing original issue discount (if any) on the Debentures. See the discussion below under "Original Issue Discount". The issue price of the Debentures should generally be taken into account as the payment received for the stock for purposes of computing the amount of gain or loss realized by a holder upon the exchange of Convertible Preferred Stock for Debentures (and such holder's tax basis in the Debentures). A redemption of Convertible Preferred Stock by exchange for Debentures will be subject to the same rules as a redemption for cash, but because of their conversion feature, the receipt of Debentures in exchange for the Convertible Preferred Stock cannot qualify under the "complete termination" or "substantially disproportionate" tests described above unless, as a result of other transactions (such as contemporaneous sales of Debentures), the interest in the Company of the holder of Convertible Preferred Stock is sufficiently reduced. The redemption would, therefore, be treated as a distribution to the extent of the issue price of the Debentures and taxable as a dividend to the extent of the Company's allocable current or accumulated earnings and profits unless it satisfied the "not essentially equivalent to a dividend" test. Because a holder of convertible debentures is considered to own the underlying stock for purposes of the Section 318 constructive ownership rules, and because a redemption which does not result in any reduction in the interest of a shareholder holding less than a one percent interest does not satisfy the "meaningful reduction" standard, the exchange of Debentures for Convertible Preferred Stock may not result in a "meaningful reduction" of the holder's constructive interest in the Common Stock. Accordingly, no assurance can be given that the "not essentially equivalent to a dividend" test can be satisfied. If such a test were met such dividend treatment would not apply and the holder would instead recognize gain or loss equal to the difference between the issue price of the Debentures (less any portion thereof attributable to accumulated and declared unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits) and the shareholder's adjusted tax basis in the Convertible Preferred Stock. Such gain or loss would be capital gain or loss and would be long-term capital gain or loss if the holding period for the Convertible Preferred Stock were to exceed one year. It is not anticipated that the conditions for the use of the installment method will be available for reporting such gain.
If a redemption of the Convertible Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash or the issue price of the Debentures, as the case may be, received by the stockholder. The stockholder's basis in the redeemed Convertible Preferred Stock will be transferred to any remaining stockholdings in the Company. If the stockholder does not retain any stock ownership in the Company, he might be permitted to transfer such basis to any Debentures received in the redemption or he might lose such basis entirely. Any redemption of the Convertible Preferred Stock that is treated as a dividend and that is non-pro rata as to all shareholders may be subject to the "extraordinary dividend" provisions of section 1059 of the Code applicable to certain corporate shareholders, discussed above. See "Dividends on Convertible Preferred Stock" above.
ORIGINAL ISSUE DISCOUNT
If the Convertible Preferred Stock is exchanged for Debentures at a time when the stated redemption price at maturity of such Debentures exceeds their issue price (including the value of the conversion feature) by an amount equal to or greater than one-fourth of 1% of the stated redemption price at maturity times the number of complete years to maturity, the Debentures will be treated as having original issue discount ("OID") equal to the entire amount of such excess. If the Debentures and the Convertible Preferred Stock are traded on an established securities market within the meaning of section 1273(b)(3) of the Code, the issue price of the Debentures will be their fair market value (including the value of the conversion feature) as of the issue date. Moreover, if the Convertible Preferred Stock (but not the Debentures issued and exchanged therefor) is traded on an established securities market at the time of the exchange, then the issue price of the Debentures should be equal to the fair market value of the Convertible Preferred Stock at the time of the exchange. It is not possible to predict whether the Convertible Preferred Stock or the Debentures will be traded on an established securities market at the time of exchange. If neither the Preferred Stock nor the Debentures are traded on an established securities market, and absent any "potentially abusive situation," the issue price of the Debentures will be their stated principal amount, or, in the event the Debentures do not bear "adequate stated interest" within the meaning of section 1274 of the Code, their "imputed principal amount" as determined under section 1274 of the Code.
A holder of a Debenture would generally be required under section 1272 of the Code to include in gross income (irrespective of its method of accounting) a portion of such OID for each year during which it holds such a Debenture, even though the cash to which such income is attributable would not be received until maturity or redemption of the Debenture. The amount of any OID included in income for each year would be calculated under a constant yield to maturity formula that would result in the allocation of less OID to the early years of the term of the Debenture and more OID for later years.
If the Debentures are issued with OID and the Company were found to have had an intention to call the Debentures before maturity, any gain realized on a sale, exchange or redemption of Debentures prior to maturity would be considered ordinary income to the extent of any unamortized OID for the period remaining to the stated maturity of the Debentures. The Company cannot predict whether it would have an intention to call the Debentures before their maturity at the time, if ever, it issues the Debentures. Moreover, the Internal Revenue Service may take the position that the Company's right to redeem the Debentures manifests an intention on the part of the Company to call the Debentures prior to their maturity. Under the OID Regulations, however, debt instruments that are publicly offered such as the Debentures would be exempt from these "intention-to-call" rules. In addition, under the OID Regulations it is possible, although unlikely, that the Internal Revenue Service would take the position that because of the existence of a sinking fund the Debentures are to be treated as installment obligations. That position would affect the calculation of original issue discount as well as the application of the de minimis 1/4 percent exception described above.
If issued with OID, the Debentures may be subject to the provisions of the Code dealing with high yield discount obligations in which case the Company may not be entitled to claim a deduction with respect to a certain portion of the OID (the "Disqualified Portion") and the remainder of the OID may not be claimed as a deduction until paid. In such case, the Disqualified Portion of the OID may be treated as a dividend with respect to the stock of the Company and the rules applicable to distributions with respect to the Convertible Preferred Stock may apply.
BOND PREMIUM ON DEBENTURES
If the Convertible Preferred Stock is exchanged for Debentures at a time when the issue price of such Debentures (excluding the amount thereof attributable to the conversion feature as determined under Treasury Regulations section 1.171-2(c)(2)) exceeds the amount payable at the maturity date (or earlier redemption date, if appropriate) of the Debentures, such excess will be deductible, subject to certain limitations with respect to individuals, by the holder of such Debentures as amortizable bond premium over the term of the Debentures (taking into account earlier call dates, as appropriate), under a yield to maturity formula but only if an election by the taxpayer under section 171 of the Code is in effect or is made. An election under section 171 of the Code is available only if the Debentures are held as capital assets. Such election is binding once made and applies to all debt obligations owned or subsequently acquired by the taxpayer. Under the Code, the amortizable bond premium will be treated as an offset to interest income on the Debentures rather than as a separate deduction item unless otherwise provided in future Treasury Regulations.
MARKET DISCOUNT ON RESALE OF DEBENTURES
The market discount provisions of sections 1276 through 1278 of the Code may adversely affect a disposition (including a redemption or retirement) of the Debentures. If a holder acquires a Debenture at a market discount which equals or exceeds one-fourth of 1% of the stated redemption price at maturity times the number of remaining complete years to maturity and thereafter recognizes gain upon a disposition of the Debentures, the lesser of (i) such gain, or
(ii) the portion of the market discount which accrued while the Debenture was held by such holder, will be treated as ordinary income (and not as capital gain) at the time of the disposition. For these purposes, market discount equals the excess of the stated redemption price at maturity (or, if the Debenture is issued with OID, its revised issue price as defined in the Code) over the adjusted tax basis of the debenture in the hands of a holder immediately after its acquisition. Market discount would generally accrue on a straight line basis over the term of the Debenture, except that, at the election of the holder, it will accrue on an economic accrual basis. A holder of a Debenture may elect to include any market discount in income currently rather than upon disposition of the Debenture. This election is revocable only with the consent of the Internal Revenue Service and applies to all market discount bonds acquired by the holder on or after the first day of the taxable year in which the holder makes the election.
A holder of any Debenture acquired at a market discount may be required to defer the deduction of all or a portion of any interest paid or accrued on any indebtedness incurred or continued to purchase or carry the Debenture until the market discount is recognizable upon a subsequent disposition of the Debenture. Such deferral is not required, however, if the holder elects to include accrued market discount in income currently.
REDEMPTION OR SALE OF DEBENTURES
Generally any redemption or sale of the Debentures by a holder would result in taxable gain or loss equal to the difference between the amount of cash received (except to the extent the cash received is attributable to accrued stated interest) and the holder's adjusted tax basis in the Debentures. The adjusted tax basis of a holder who received the Debentures in exchange for the Convertible Preferred Stock will generally be equal to the issue price of such Debentures at that time plus any OID previously included in income and less any bond premium previously amortized by such holder. Except as described above, such gain or loss would be capital gain or loss if the Debentures were held as a capital asset and would be taxed as described under "Redemption and Exchange for Debentures" above. However, if the Company were found to have an intention at the time the Debentures were issued to call them before maturity, the gain would be ordinary income to the extent of any unamortized OID, unless the exception for "publicly offered" debt instruments as set forth in the OID Regulations would be available. See "Original Issue Discount" above."
BACKUP WITHHOLDING
Under backup withholding rules, a holder of Convertible Preferred Stock or a Debenture may be subject to backup withholding at the rate of 31 percent with respect to dividends or interest paid, OID accrued with respect to, or the proceeds of a sale, exchange or redemption of, Convertible Preferred Stock, Debentures or Common Stock, as the case may be, unless (a) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities, so long as the required information is provided to the Internal Revenue Service. The Company will report to the holders of Convertible Preferred Stock, Debentures or Common Stock and to the Internal Revenue Service the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities.
CONVERSION OF CONVERTIBLE PREFERRED STOCK OR DEBENTURES INTO COMMON STOCK
In general, no gain or loss will be recognized for Federal income tax purposes on conversion of the Convertible Preferred Stock or the Debentures solely into shares of Common Stock. If dividends on the Convertible Preferred Stock were in arrears at the time of conversion, however, a portion of the Common Stock received in exchange for Convertible Preferred Stock would be viewed under Code Section 305(c) as a distribution with respect to the Convertible Preferred Stock, taxable as if it were a dividend distribution. The tax basis for the shares of Common Stock received upon conversion (other than shares attributable to dividend arrearages) will be equal to the tax basis of the Convertible Preferred Stock or Debentures converted and, provided that the Convertible Preferred Stock or the Debentures were held as capital assets, the holding period of the shares of Common Stock will include the holding period of the Convertible Preferred Stock or the Debentures converted. Gain realized upon the receipt of cash paid in lieu of fractional shares of Common Stock will be taxed immediately. Any accrued market discount not previously included in income as of the date of the conversion of Debentures will carry over to the Common Stock received on conversion and will be treated as ordinary income upon subsequent disposition of the Common Stock.
ADJUSTMENT OF CONVERSION PRICE
Section 305 of the Code treats as a taxable dividend certain actual or constructive distributions of stock with respect to stock and convertible securities. Treasury Regulations treat holders of convertible preferred stock or convertible debentures as having received such a constructive distribution where the conversion price of such preferred stock or debentures is adjusted to reflect certain taxable distributions with respect to the stock into which such preferred stock or debentures are convertible. Thus, an adjustment in the conversion price of the Convertible Preferred Stock or the Debentures may be taxable to the holders thereof as a dividend.
                                 UNDERWRITING
Under the terms and conditions contained in the Underwriting Agreement dated
July   , 1994 (the "Underwriting Agreement"), J.P. Morgan Securities Inc. (the
"Underwriter"), has agreed to purchase from the Company, and the Company has agreed to sell it, all of the Convertible Preferred Stock represented by Depositary Shares offered hereby. Under the terms and conditions of the Underwriting Agreement, the Underwriter is obligated to take and pay for all of the Convertible Preferred Stock represented by the Depositary Shares offered hereby if any are purchased.
The Underwriter proposes to offer the Depositary Shares in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession not in excess of $.     per Depositary Share. The Underwriter may
allow, and such dealers may reallow, a concession not in excess of $.     per
Depositary Share to certain other brokers and dealers. After the Depositary Shares are released for sale to the public, the offering price and such concessions thereon may from time to time be changed.
The Company has granted to the Underwriter an option to purchase up to an additional 15,000 shares of Convertible Preferred Stock represented by 150,000 Depositary Shares at the initial offering price, less the discount, provided
that any closing of such option will take place no later than          , 1994.
The Underwriter may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Depositary Shares offered hereby.
Without the prior written consent of the Underwriter, the Company has agreed, with certain limited exceptions, not to, for a period of 90 days after the date of this Prospectus, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Convertible Preferred Stock, Common Stock or any securities convertible into or exchangeable or exercisable for any such shares (other than upon conversion of the $21.25 Preferred Stock or pursuant to existing employee benefit plans). The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriter may be required to make in respect thereof. There is currently no trading market for the Depositary Shares or the Convertible Preferred Stock represented thereby and no assurance can be given as to the development or liquidity of any trading market for the Depositary Shares or the Convertible Preferred Stock, although the Common Stock into which such securities are convertible is quoted on the American Stock Exchange. The Depositary Shares and the Convertible Preferred Stock represented by the Depositary Shares will not be listed on any exchange and the Company does not expect that there will be any trading market for the Convertible Preferred Stock except as represented by the Depositary Shares.
In the ordinary course of its business, the Underwriter or any of its affiliates may engage in ordinary commercial banking and investment banking transactions with the Company in the future. In addition, Morgan Guaranty Trust Company of New York, a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated and an affiliate of the Underwriter is the agent bank under credit agreements with the Company dated as of May 10, 1993 and March 9, 1994, under which the Company owed as of March 31, 1994 approximately $14,956,000 to Morgan Guaranty Trust Company of New York. Morgan Guaranty Trust Company of New York is also issuer of a letter of credit in the amount of $7,196,598 as of March 31, 1994, which supports debt of the Company's Employee Stock Ownership Trust.
                                   EXPERTS
The audited Consolidated Financial Statements of the Company and the statement of construction revenues and costs of Newberg/Perini for the year ended December 31, 1992 included in this Prospectus and incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen & Co., independent public accountants, to the extent and for the periods indicated in their report thereon, which appears elsewhere herein and in the Registration Statement, and have been so included in reliance upon the report of Arthur Andersen & Co. given upon their authority as experts in accounting and auditing.
The related statements of construction revenues and costs of Newberg/Perini for the years ended December 31, 1991 and 1990 have been audited by Alexander
X. Kuhn & Co., independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
The financial statements of Ebasco/Newberg, a Joint Venture, as of December 31, 1992 and 1991, and for each of the two years in the period ended December 31, 1992, not presented separately herein, have been audited by Deloitte & Touche, independent auditors, as indicated in their report with respect thereto and is included herein in reliance upon their authority as experts in accounting and auditing.
                                LEGAL MATTERS
Certain legal matters with respect to the Convertible Preferred Stock, the Debentures exchangeable therefor and the Common Stock issuable upon conversion of the Convertible Preferred Stock or the Debentures will be passed on for the Company by Jacobs Persinger & Parker, New York, New York. Certain legal matters with respect to the Depositary Receipts will be passed on for the Depositary by Peabody & Arnold, counsel to the Depositary. Marshall A. Jacobs, a director of the Company, is of counsel to the firm of Jacobs Persinger & Parker and owns 1,401 shares of the Common Stock of the Company. Certain legal matters with respect to the Convertible Preferred Stock, the Debentures exchangeable therefor and the Common Stock issuable upon conversion of the Convertible Preferred Stock or the Debentures will be passed on for the Underwriter by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Perini Corporation:
We have audited the accompanying consolidated balance sheets of PERINI CORPORATION (a Massachusetts corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perini Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN & CO.
Boston, Massachusetts
February 11, 1994


                     PERINI CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS


                                    ASSETS
                                                           ---------------------------------------------
                                                             MARCH 31,              DECEMBER 31,
In thousands except per share data                            1994            1993            1992
                                                              -------         -------         -------
                                                             (UNAUDITED)
CURRENT ASSETS:
    Cash, including cash equivalents of $55, $20,354
      and $52,749 (Note 1) ............................       $  1,282        $ 35,871        $ 79,563
    Accounts and notes receivable, including retainage
      of $45,365, $45,084 and $48,748 .................        109,579         123,009         123,189
    Unbilled work .....................................         14,952          14,924           8,878
    Construction joint ventures (Notes 1 and 2) .......         61,697          61,156          29,654
    Real estate inventory .............................          8,300          11,666           7,225
    Deferred income taxes (Notes 1 and 5) .............          7,702           7,702         --
    Other current assets ..............................          6,024           3,274           3,505
                                                               -------         -------         -------
      Total current assets ............................       $209,536        $257,602        $252,014
                                                               -------         -------         -------
REAL ESTATE DEVELOPMENT INVESTMENTS:
    Land held for sale or development (including land
      development costs) at the lower of cost or market
      (Note 1) ........................................       $ 47,736        $ 48,011        $ 46,943
    Investments in and advances to real estate joint
      ventures
      (Notes 1, 2 and 11) .............................        142,357         138,095         127,104
    Real estate properties used in operations, less
      accumulated depreciation of $3,440, $3,638 and
      $3,181 ..........................................          9,890          12,678          16,235
    Other .............................................        --              --                  636
                                                               -------         -------         -------
      Total real estate development investments .......       $199,983        $198,784        $190,918
                                                               -------         -------         -------
PROPERTY AND EQUIPMENT, at cost:
    Land ..............................................       $  1,451        $  1,451        $  1,307
    Buildings and improvements ........................         15,690          15,566          15,455
    Construction equipment ............................         16,680          16,440          40,388
    Other equipment ...................................         11,733          11,625          11,624
                                                               -------         -------         -------
                                                              $ 45,554        $ 45,082        $ 68,774
    Less -- Accumulated depreciation (Note 1) .........         29,274          28,986          44,233
                                                               -------         -------         -------
      Total property and equipment, net ...............       $ 16,280        $ 16,096        $ 24,541
                                                               -------         -------         -------
OTHER ASSETS:
    Other investments .................................       $  2,056        $  2,188        $  1,473
    Goodwill (Note 1) .................................          1,692           1,708           1,750
                                                               -------         -------         -------
      Total other assets ..............................       $  3,748        $  3,896        $  3,223
                                                               -------         -------         -------
                                                              $429,547        $476,378        $470,696
                                                               -------         -------         -------
                                                               -------         -------         -------


  The accompanying notes are an integral part of these financial statements.


                     PERINI CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS -- CONTINUED


                     LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         ---------------------------------------------
                                                           MARCH 31,              DECEMBER 31,
In thousands except per share data                            1994            1993            1992
                                                            -------         -------         -------
                                                           (UNAUDITED)
CURRENT LIABILITIES:

    Notes Payable -- Bank .............................       $  4,000        $ --          $  --
    Current maturities of long-term debt (Note 4) .....          5,194           7,617          10,776
    Accounts payable, including retainage of $39,347,
      $45,508 and $34,168 .............................        107,012         136,231         134,750
    Deferred contract revenue .........................         27,092          25,867          25,768
    Accrued expenses ..................................         39,628          47,827          49,170
    Accrued income taxes (Notes 1 and 5) ..............            435           3,183             522
                                                               -------         -------         -------
    Total current liabilities .........................       $183,361        $220,725        $220,986
                                                               -------         -------         -------
DEFERRED INCOME TAXES AND OTHER LIABILITIES (Notes 1
and 5) ................................................       $ 35,246        $ 38,794        $ 30,830
                                                               -------         -------         -------
LONG-TERM DEBT, less current maturities included above (Note 4):
    Real estate development ...........................       $  7,696        $ 11,382        $ 17,661
    Other .............................................         68,473          70,984          68,094
                                                               -------         -------         -------
      Total long-term debt ............................       $ 76,169        $ 82,366        $ 85,755
                                                               -------         -------         -------
MINORITY INTEREST (Note 1) ............................       $  3,367        $  3,350        $ 11,360
                                                               -------         -------         -------
CONTINGENCIES AND COMMITMENTS (Note 11)
STOCKHOLDERS' EQUITY (Notes 1, 7, 8, 9 and 10):
    Preferred stock, $1 par value --
      Authorized -- 1,000,000 shares
      Issued and outstanding -- 100,000 shares
        ($25,000 aggregate liquidation preference) ....       $    100        $    100        $    100
    Common stock, $1 par value --
      Authorized -- 7,500,000 shares
      Issued -- 4,985,160 shares ......................          4,985           4,985           4,985
    Paid-in surplus ...................................         59,875          59,875          60,019
    Retained earnings .................................         83,855          83,594          82,554
    Cumulative translation adjustment .................                        --               (4,696)
    ESOT related obligations ..........................         (6,982)         (6,982)         (7,888)
                                                               -------         -------         -------
                                                              $141,833        $141,572        $135,074
    Less -- Common stock in treasury, at cost --
      654,353, 654,353 and 835,036 shares .............         10,429          10,429          13,309
                                                               -------         -------         -------
      Total stockholders' equity ......................       $131,404        $131,143        $121,765
                                                               -------         -------         -------
                                                              $429,547        $476,378        $470,696
                                                               -------         -------         -------
                                                               -------         -------         -------

  The accompanying notes are an integral part of these financial statements.

                     PERINI CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS


                                   ---------------------------------------------------------------------------
                                      THREE MONTHS
In thousands, except per              ENDED MARCH 31,                       YEAR ENDED DECEMBER 31,
share data                         1994             1993             1993             1992            1991
                                   ---------        ---------        ---------        ---------       -------
                                        (UNAUDITED)
REVENUES (Notes 2 and 14) ..      $  174,391       $  258,043       $1,100,116       $1,070,852       $991,908
                                   ---------        ---------        ---------        ---------        -------
COSTS AND EXPENSES (Notes 2 and 10):
  Cost of operations .......      $  161,615       $  247,038       $1,047,330       $1,048,663       $931,054
  General, administrative
    and selling expenses ...           9,810            9,027           44,212           41,328         48,530
                                   ---------        ---------        ---------        ---------        -------
                                  $  171,425       $  256,065       $1,091,542       $1,089,991       $979,584
                                   ---------        ---------        ---------        ---------        -------
INCOME (LOSS) FROM
OPERATIONS (Note 14) .......      $    2,966       $    1,978       $    8,574       $  (19,139)      $ 12,324
  Other income (expense),
net (Note 6) ...............            (420)           5,055            5,207              436          1,136
  Interest expense, net of
    capitalized amounts
    (Notes 1, 3 and 4) .....          (1,247)          (1,188)          (5,655)          (7,651)        (9,022)
                                   ---------        ---------        ---------        ---------        -------
INCOME (LOSS) BEFORE INCOME
TAXES ......................      $    1,299       $    5,845       $    8,126      $   (26,354)      $  4,438
  (Provision) credit for
    income taxes
    (Notes 1 and 5) ........            (507)          (5,100)          (4,961)           9,370         (1,260)
                                   ---------        ---------        ---------        ---------        -------
NET INCOME (LOSS) ..........      $      792       $      745       $    3,165      $   (16,984)      $  3,178
                                   ---------        ---------        ---------        ---------        -------
                                   ---------        ---------        ---------        ---------        -------
  EARNINGS (LOSS) PER COMMON
    SHARES
    (Note 1) ...............      $      .06      $       .05        $     .24      $     (4.69)      $    .27
                                   ---------        ---------        ---------        ---------        -------
                                   ---------        ---------        ---------        ---------        -------


  The accompanying notes are an integral part of these financial statements.


                     PERINI CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       ----------------------------------------------------------------------------------------------------
                                                                                   CUMULATIVE          ESOT
                         PREFERRED      COMMON       PAID-IN       RETAINED        TRANSLATION        RELATED     TREASURY
In thousands, except       STOCK        STOCK        SURPLUS       EARNINGS        ADJUSTMENT       OBLIGATION      STOCK
per share data           ---------      ------       -------       --------        ----------       ----------    --------
Balance -- December
  31, 1990 .........          $100      $4,985       $60,635       $100,610         $(3,080)       $ (9,528)      $ (17,040)
Net Income .........       --            --           --              3,178         --               --             --
Preferred stock-cash
  dividends declared
  ($21.25 per
  share*) <F1>......       --            --           --             (2,125)        --               --             --
Restricted stock
  awarded ..........       --            --               (8)       --              --               --                 80
Translation
  adjustment .......       --            --           --            --                    45         --             --
Payments related to
  ESOT notes .......       --            --           --            --              --                   792        --
                      ------------------------------------------------------------------------------------------------------
Balance -- December
  31, 1991 .........          $100      $4,985       $60,627       $101,663          $(3,035)       $ (8,736)     $(16,960)
Net Income (Loss) ..       --            --           --            (16,984)        --               --             --
Preferred stock --
  cash dividends
  declared ($21.25
  per share*) <F1>..       --            --           --             (2,125)        --               --             --
Treasury stock
  issued in partial
  payment of
  incentive
  compensation .....       --            --             (606)       --              --               --               3,642
Restricted stock
  awarded ..........       --            --               (2)       --              --               --                   9
Translation
  adjustment .......       --            --           --            --                (1,661)        --             --
Payments related to
  ESOT notes .......       --            --           --            --              --                   848        --
                      ------------------------------------------------------------------------------------------------------
Balance -- December
  31, 1992 .........          $100      $4,985       $60,019       $ 82,554          $(4,696)       $ (7,888)      $(13,309)
Net Income  ........       --            --           --              3,165         --               --             --
Preferred stock --
  cash dividends
  declared ($21.25
  per share*) <F1>..       --            --           --             (2,125)        --               --             --
Treasury stock
  issued in partial
  payment of
  incentive
  compensation .....       --            --             (143)       --              --               --               2,872
Restricted stock
  awarded ..........       --            --               (1)       --              --               --                   8
Related to sale of
  Majestic .........       --            --           --            --                 4,696         --             --
Payments related to
  ESOT notes .......       --            --           --            --              --                   906        --
                      ------------------------------------------------------------------------------------------------------
Balance -- December
  31, 1993 .........           $100      $4,985       $59,875      $ 83,594        $--               $(6,982)      $(10,429)
Net Income .........       --            --           --                792         --               --             --
Preferred stock --
  cash dividends
  declared ($5.31
  per share**) <F2>.       --            --           --               (531)        --               --             --
                      ------------------------------------------------------------------------------------------------------
Balance -- March 31,
  1994 (Unaudited) .          $100      $4,985       $59,875       $ 83,855         $--              $ (6,982)      $(10,429)
                      ------------------------------------------------------------------------------------------------------
                      ------------------------------------------------------------------------------------------------------

- ---------
<F1> *Equivalent to $2.125 per depositary share (see Note 7).
<F2>**Equivalent to $.53125 per depositary share (see Note 7).


  The accompanying notes are an integral part of these financial statements.

                     PERINI CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                        -------------------------------------------------------------------------
                                          THREE MONTHS ENDED
                                              MARCH 31,                        YEAR ENDED DECEMBER 31,
In thousands                            1994            1993            1993            1992            1991
                                        --------        --------        --------        --------        --------
                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) ................       $    792        $    745        $  3,165        $(16,984)       $  3,178
Adjustments to reconcile net
  income (loss) to net cash from
  operating activities --
  Depreciation and amortization ..            663             656           3,515           6,297           7,190
  Non-current deferred taxes and
other liabilities ................         (3,548)         14,495          11,239         (13,236)          3,406
  Distributions greater (less)
    than earnings of joint
    ventures and affiliates ......          4,443          (2,719)         (2,821)          9,412          (2,291)
  Writedown of certain real estate
properties .......................        --              --              --               31,368           2,800
  (Gain) on sale of Monenco ......        --              --              --               (1,976)        --
  (Gain) on sale of Majestic
(Notes 1 and 6) ..................        --               (4,600)         (4,631)        --              --
  (Gain) loss on sale of fixed
assets ...........................        --              --                 (299)           (570)            (94)
  Minority interest, net .........             17             (16)            (78)          2,001           1,292
  Cash provided from (used by)
    changes in components of
    working capital other than
    cash, notes payable and
    current maturities of long-
    term debt ....................        (28,428)        (27,994)        (19,653)         35,819          29,549
  Real estate development
investments other than joint
ventures .........................          6,749            1,761         10,908           6,253          18,322
  Other non-cash items, net ......         (1,028)         (2,101)         (2,922)         (2,972)          7,501
                                         --------        --------        --------        --------        --------

  NET CASH FROM OPERATING
ACTIVITIES .......................       $(20,340)       $(19,773)       $ (1,577)       $ 55,412        $ 70,853
                                         --------        --------        --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property
and equipment ....................       $     42        $    153        $  1,344        $  1,890        $  1,815
  Cash distributions of capital
from unconsolidated joint ventures            698           1,155           4,977           3,413           4,469
  Acquisition of property and
equipment ........................           (772)         (2,106)         (4,387)         (4,044)         (6,614)
  Improvements to land held for
sale or development ..............           (130)         (2,190)         (4,227)         (4,341)         (8,307)
  Improvements to and acquisitions
    of real estate properties used
    in operations ................            (24)        --                 (614)         (6,310)           (894)
  Capital contributions to
unconsolidated joint ventures ....         (6,333)         (6,359)        (24,579)         (8,425)         (8,503)
  Advances to real estate joint
ventures, net ....................         (2,579)         (2,830)        (16,031)        (12,091)        (33,991)
  Proceeds from sale of Monenco
shares ...........................        --              --              --               14,180         --
  Proceeds from sale of Majestic,
net of subsidiary's cash .........        --                4,432           4,377         --              --
  Investments in other activities         --              --              --                   (3)          1,127
                                         --------        --------        --------        --------        --------
  NET CASH USED BY INVESTING
ACTIVITIES .......................       $ (9,098)       $ (7,745)       $(39,140)       $(15,731)       $(50,898)
                                         --------        --------        --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt ...       $  1,362         $    507       $  8,014        $  9,571        $  4,563
  Repayment of long-term debt ....         (9,982)         (3,015)        (11,600)        (17,590)        (18,661)
  Cash dividends paid ............           (531)           (531)         (2,125)         (2,125)         (2,125)
  Treasury stock issued ..........        --              --                2,736           3,043              72
  Borrowings (repayment) of notes
payable to banks .................          4,000         --              --              --               (8,000)
                                         --------        --------        --------        --------        --------
  NET CASH USED BY FINANCING
ACTIVITIES .......................       $ (5,151)       $ (3,039)       $ (2,975)       $ (7,101)       $(24,151)
                                         --------        --------        --------        --------        --------
EFFECT OF EXCHANGE RATE CHANGES ON
CASH .............................       $ --            $  --           $   --          $   (831)       $     18
                                         --------        --------        --------        --------        --------
NET INCREASE (DECREASE) IN CASH ..       $(34,589)       $(30,557)       $(43,692)       $ 31,749        $ (4,178)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR ................         35,871          79,563          79,563          47,814          51,992
                                         --------        --------        --------        --------        --------
CASH AND CASH EQUIVALENTS AT END
OF YEAR (PERIOD) .................       $  1,282        $ 49,006        $ 35,871        $ 79,563        $ 47,814
                                         --------        --------        --------        --------        --------
                                         --------        --------        --------        --------        --------
SUPPLEMENTAL DISCLOSURES OF CASH
PAID FOR:
  Interest, net of amounts
capitalized ......................       $  1,563        $  1,652        $  5,947        $ 10,995        $  7,953
                                         --------        --------        --------        --------        --------
                                         --------        --------        --------        --------        --------
  Income tax payments (refunds) ..       $  2,626        $    404        $    843        $ (2,603)       $(10,446)
                                         --------        --------        --------        --------        --------
                                         --------        --------        --------        --------        --------
  The accompanying notes are an integral part of these financial statements.

                     PERINI CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                     PERINI CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Perini Corporation, its subsidiaries and certain majority-owned real estate joint ventures (the "Company"). All subsidiaries are wholly-owned except Majestic Contractors Limited ("Majestic"), which was approximately 74%-owned and Perland Environmental Technologies, Inc., which is approximately 90%-owned. All significant intercompany transactions and balances have been eliminated in consolidation. Non-consolidated joint venture interests are accounted for on the equity method with the Company's share of revenues and costs in these interests included in "Revenues" and "Cost of Operations," respectively, in the accompanying consolidated statements of operations.
In January, 1993, the Company sold its 74%-ownership in Majestic, its Canadian pipeline construction subsidiary, for $31.7 million which resulted in an after tax gain of approximately $1.0 million.
Effective July 1, 1993, the Company acquired Gust K. Newberg Construction Co.'s ("Newberg") interest in certain construction projects and related equipment. The purchase price for the acquisition was (i) approximately $3 million in cash for the equipment paid by a third party leasing company, which in turn simultaneously entered into an operating lease agreement with the Company for the use of said equipment, (ii) the greater of $1 million or 25% of the aggregate pretax earnings during the period from April 1, 1993 through December 31, 1994, net of payments accruing to Newberg as described in (iii) below, and (iii) 50% of the aggregate of net profits earned from each project from April 1, 1993 through December 31, 1994 and, with regard to one project through December 31, 1995. This acquisition is being accounted for as a purchase. If this acquisition had been consummated as of January 1, 1992, the 1992 and 1993 pro forma results would have been, respectively, Revenues of $1,164,444,000 and $1,134,264,000 and Net Income (Loss) of $(14,935,000) ($
(4.18) per common share) and $3,724,000 ($.37 per common share).
(B) TRANSLATION OF FOREIGN CURRENCIES
The accounts of the Canadian subsidiary were translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, under which translation adjustments are accumulated directly as a separate component of stockholders' equity. Gains and losses on foreign currency transactions are included in results of operations during the period in which they arise.
(C) METHOD OF ACCOUNTING FOR CONTRACTS
Profits from construction contracts and construction joint ventures are generally recognized by applying percentages of completion for each year to the total estimated profits for the respective contracts. The percentages of completion are determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, the Company's policy is to record the entire loss. The cumulative effect of revisions in estimates of total cost or revenue during the course of the work is reflected in the accounting period in which the facts which caused the revision became known. An amount equal to the costs attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from claims is recorded in the year such claims are resolved.
In accordance with normal practice in the construction industry, the Company includes in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Unbilled work represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over billings to date on certain contracts. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits recognized to date on the percentage of completion accounting method on the remaining contracts.
(D) METHODS OF ACCOUNTING FOR REAL ESTATE OPERATIONS
All real estate sales are recorded in accordance with SFAS. No. 66. Gross profit is not recognized in full unless the collection of the sale price is reasonably assured and the Company is not obliged to perform significant activities after the sale. Unless both conditions exist, recognition of all or a part of gross profit is deferred.
The gross profit recognized on sales of real estate is determined by relating the estimated total land, land development and construction costs of each development area to the estimated total sales value of the property in the development. If the estimated total costs exceed the estimated total sales value, a provision is made to reduce the carrying value of the development by the amount of this excess. These provisions (or writedowns to net realizable value) amounted to $31.4 million in 1992 and $2.8 million in 1991.
Certain interest expense incurred by the Company is capitalized as part of the costs of property being developed or constructed. Interest capitalized was $.2 million in 1993 and 1992, and $2.2 million in 1991.
Real estate taxes applicable to property being developed or constructed are generally capitalized as part of "Real Estate Properties Under Construction" or "Land Development Costs."
(E) DEPRECIABLE PROPERTY AND EQUIPMENT
Land, buildings and improvements, construction and computer-related equipment and other equipment are recorded at cost. Depreciation is provided primarily using accelerated methods for construction and computer-related equipment and the straight-line method for the remaining depreciable property.
(F) GOODWILL
Goodwill represents the excess of the costs of subsidiaries acquired over the fair value of their net assets as of the dates of acquisition. These amounts are being amortized on a straight-line basis over 40 years.
(G) INCOME TAXES
Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the adoption of which did not result in a material impact on the accompanying financial statements (see Note 5).
It is the policy of the Company to accrue appropriate U.S. and foreign income taxes on earnings of foreign subsidiaries which are intended to be remitted to the Company.
(H) EARNINGS PER COMMON SHARE
Computations of earnings per common share amounts are based on the weighted average number of common shares outstanding during the respective periods. During the three-year period ended December 31, 1993 and the three-month periods ended March 31, 1994 and 1993, earnings per common share reflect the effect of preferred dividends accrued during the year. Common stock equivalents related to additional shares of common stock issuable upon exercise of stock options (see Note 9) have not been included since their effect would be immaterial or antidilutive. Earnings per common share on a fully diluted basis are not presented because the effect of conversion of the Company's depositary convertible exchangeable preferred shares into common stock is antidilutive.
(I) CASH AND CASH EQUIVALENTS
Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.
(J) RECLASSIFICATIONS
Certain prior year amounts have been reclassified to be consistent with the current year classifications.
(K) INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The consolidated balance sheet as of March 31, 1994, the consolidated statements of operations and cash flows for the three months ended March 31, 1994 and 1993, and the consolidated statement of stockholders' equity for the three months ended March 31, 1994 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary to present fairly the results for these interim periods.
(2) JOINT VENTURES
The Company, in the normal conduct of its business, has entered into certain partnership arrangements, referred to as "joint ventures," for construction and real estate development projects. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project. Summary financial information (in thousands) for construction and real estate joint ventures accounted for on the equity method for the three years ended December 31, 1993 follows:


CONSTRUCTION JOINT VENTURES
                                                           -----------------------------------------
Financial position at December 31,                          1993            1992            1991
                                                            -------         -------         -------
    Current assets ..................................       $241,905        $216,568        $177,388
    Property and equipment, net .....................         17,228          18,203          10,434
    Current liabilities .............................       (151,181)       (155,026)       (103,785)
                                                             -------         -------         -------
    Net assets ......................................       $107,952        $ 79,745        $ 84,037
                                                             -------         -------         -------
                                                             -------         -------         -------
Operations for the year ended December 31,                  1993            1992            1991
                                                             -------         -------         -------
    Revenue .........................................       $626,327        $487,758        $419,772
    Cost of operations ..............................        574,383         445,494         381,508
                                                             -------         -------         -------
    Pretax income ...................................       $ 51,944        $ 42,264        $ 38,264
                                                             -------         -------         -------
                                                             -------         -------         -------
Company's share of joint ventures                           1993            1992            1991
                                                             -------         -------         -------
    Revenue .........................................       $293,547        $254,265        $207,458
    Cost of operations ..............................        272,137         231,564         184,996
                                                             -------         -------         -------
    Pretax income ...................................       $ 21,410        $ 22,701        $ 22,462
                                                             -------         -------         -------
                                                             -------         -------         -------
    Investment ......................................       $ 61,156        $ 29,654        $ 29,958
                                                             -------         -------         -------
                                                             -------         -------         -------
REAL ESTATE JOINT VENTURES
                                                           -----------------------------------------
Financial position at December 31,                         1993            1992            1991
                                                             -------         -------         -------
    Property held for sale or development ...........       $ 35,855        $ 17,902        $ 50,822
    Investment properties, net ......................        191,606         243,477         239,089
    Other assets ....................................         61,060          59,688          51,664
    Long-term debt ..................................       (103,090)       (151,538)       (168,937)
    Other liabilities ...............................       (256,999)       (229,865)       (205,326)
                                                             -------         -------         -------
    Net assets (liabilities) ........................       $(71,568)      $ (60,336)      $ (32,688)
                                                             -------         -------         -------
                                                             -------         -------         -------
Operations for the year ended December 31,                  1993            1992            1991
                                                             -------         -------         -------
    Revenue .........................................       $ 83,710        $ 64,776        $ 59,501
    Cost of operations ..............................        101,623          95,823          89,938
                                                             -------         -------         -------
    Pretax income (loss) ............................      $ (17,913)      $ (31,047)      $ (30,437)
                                                             -------         -------         -------
Company's share of joint ventures
    Revenue .........................................       $ 43,590        $ 27,118        $ 38,223
    Cost of operations ..............................         50,339          46,423          42,523
                                                             -------         -------         -------
    Pre-tax income (loss) ...........................      $  (6,749)      $ (19,305)      $  (4,300)
                                                             -------         -------         -------
                                                             -------         -------         -------
    Investment ......................................      $ (27,768)      $ (23,542)      $  (4,889)
                                                             -------         -------         -------
                                                             -------         -------         -------

(3) NOTES PAYABLE TO BANKS
The Company maintains unsecured short-term lines of credit totaling $18 million at December 31, 1993 and March 31, 1994. In support of these credit lines, the Company generally has agreed to pay fees which approximate 1/4 of 1% of the amount of the lines. Information relative to the Company's short-term debt activity under such lines in 1993 and 1992 follows (in thousands):

                                                          --------------------
                                           MARCH 31,           DECEMBER 31,
                                           1994           1993          1992
                                           ------         ------        ------
   Borrowings during the period:
      Average ......................       $ 7,941        $ 8,451       $ 3,980
      Maximum ......................       $15,000        $18,000       $17,000
      At end of period .............
                                           $ 4,000        $ --          $--
  Weighted average interest rates:
      During the period ............          6.1%           6.2%          6.4%
      At end of period .............          6.3%         --            --
In addition, effective March 31, 1994, the Company obtained a $15 million collateralized short-term credit facility available for the balance of 1994.
At March 31, 1994, no amounts were borrowed under this facility. This facility will terminate upon the completion of the offering covered by this Prospectus.

(4) LONG-TERM DEBT
Long-term debt of the Company consisted of the following (in thousands):

                                                              -----------------------------------
                                                              MARCH 31,         DECEMBER 31,
                                                              1994           1993          1992
                                                              ------         ------        ------
  REAL ESTATE DEVELOPMENT:
  Industrial revenue bonds, primarily at 65% of prime,
    payable in semi-annual installments ..............        $ 1,683        $ 1,683       $ 5,340
  Mortgages on real estate, at rates ranging from
   4 7/8% to 10.82%, payable in installments .........          8,570         16,027        19,732
  Other indebtedness .................................        --              --               687
                                                               ------         ------        ------
  Total ..............................................        $10,253        $17,710       $25,759
  Less -- current maturities .........................          2,557          6,328         8,098
                                                               ------          ------        ------
      Net real estate development long-term debt .....        $ 7,696        $11,382       $17,661
                                                               ------          ------        ------
                                                               ------          ------        ------
  OTHER:
  Revolving credit loans at an average rate of 5.8% in
    1993 and 5% in 1992 ..............................        $58,000        $60,000       $53,125
  ESOT Notes at 8.24%, payable in semi-annual
    installments (Note 7) ............................          5,825          6,238         7,014
  Industrial revenue bonds at various rates,  payable
  in installments to 2005 ............................          4,000          4,000         5,254
  Other indebtedness .................................          3,285          2,035         5,379
                                                               ------         ------        ------
  Total ..............................................        $71,110        $72,273       $70,772
  Less -- current maturities .........................          2,637          1,289         2,678
                                                               ------         ------        ------
      Net other long-term debt .......................        $68,473        $70,984       $68,094
                                                               ------         ------        ------
                                                               ------         ------        ------

Payments required under these obligations amount to approximately $7,617 in 1994, $5,359 in 1995, $62,666 in 1996, $2,656 in 1997, $3,601 in 1998 and
$8,084 for the years 1999 and beyond.
The Company's revolving credit agreement, as amended, with a group of major banks provides for, among other things, the Company to borrow up to an aggregate of $70 million, with a $15 million maximum of such amount also being available for letters of credit. The Company may choose from three interest rate alternatives including a prime-based rate, as well as other interest rate options based on LIBOR (London inter-bank offered rate) or participating bank certificate of deposit rates. Borrowings and repayments may be made at any time through April 30, 1996, at which time all outstanding loans under the agreement must be paid or otherwise refinanced. The Company must pay a commitment fee of 1/2 of 1% annually on the unused portion of the commitment. The revolving credit agreement, as well as certain other loan agreements, provides for, among other things, maintaining specified working capital and tangible net worth levels and, additionally, imposes limitations on indebtedness and future investment in real estate development projects.

                     PERINI CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) INCOME TAXES
Effective January 1, 1993, the Company adopted SFAS No. 109 on accounting for income taxes. This standard determines deferred income taxes based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities, given the provisions of enacted tax laws. Prior to the implementation of this statement, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11. The impact of adopting SFAS No. 109 was not material, and accordingly, there is no cumulative effect of a change in accounting method presented in the statement of operations for the year ended December 31, 1993. Prior year financial statements have not been restated to apply the provisions of SFAS No. 109.
The (provision) credit for income taxes is comprised of the following (in thousands):


                                                       --------------------------------------------------
                                                       FEDERAL       FOREIGN       STATE         TOTAL
                                                       ---------     ---------     --------      --------
  1993
Current ...........................................
                                                        $ (2,824)     $  --         $  (430)     $ (3,254)
Deferred ..........................................       (1,808)       --              101        (1,707)
                                                     -----------   -----------   ----------   -----------

                                                        $ (4,632)     $  --         $  (329)     $ (4,961)
                                                     -----------   -----------   ----------   -----------
                                                     -----------   -----------   ----------   -----------
  1992
Current ...........................................
                                                        $  --         $ (5,486)     $  (325)     $ (5,811)
Deferred ..........................................       13,236           814        1,131        15,181
                                                     -----------   -----------   ----------   -----------
                                                         $13,236      $ (4,672)      $  806       $ 9,370
                                                     -----------   -----------   ----------   -----------
                                                     -----------   -----------   ----------   -----------
  1991
Current ...........................................      $ 5,964      $ (2,497)     $  (200)      $ 3,267
Deferred ..........................................       (5,325)          742           56        (4,527)
                                                     -----------   -----------   ----------   -----------
                                                         $   639      $ (1,755)     $  (144)     $ (1,260)
                                                     -----------   -----------   ----------   -----------
                                                     -----------   -----------   ----------   -----------

The domestic and foreign components of income (loss) before income taxes are as follows (in thousands):


                                                              -------------------------------------
                                                               U.S.         FOREIGN        TOTAL
                                                              ---------     --------       --------
1993 ....................................................
                                                              $  8,126       $    --       $  8,126
1992 ....................................................     $ (42,238)     $15,884       $(26,354)
1991 ....................................................     $    328       $ 4,110       $  4,438


The table below reconciles the difference between the statutory federal income tax rate and the effective rate provided in the statements of operations.

                                                            ---------------------------------------------------
                                                               MARCH 31,                 DECEMBER 31,
                                                            1994         1993       1993       1992       1991
                                                            ----         ----       ----       ----       ----
Statutory federal income tax rate ......................       34%        34%        34%       (34)%       34%
Foreign taxes ..........................................      --         --         --          (1)         3
State income taxes, net of federal tax benefit .........        5          1          2         (1)        --
Reversal of tax valuation reserves no longer required ..       --         --         --         --        (10)
Sale of Canadian subsidiary ............................       --         52         24         --         --
Other ..................................................       --         --          1         --          1
                                                           -------    -------    -------    --------   -------
                                                               39%        87%        61%       (36)%       28%
                                                           -------    -------    -------    --------   -------
                                                           -------    -------    -------    --------   -------

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1993 (in thousands):

                                                             ----------------------------------
                                                              DEFERRED           DEFERRED
                                                             TAX ASSETS       TAX LIABILITIES
                                                             -------------    -----------------
Provision for estimated losses ..........................
                                                                  $ 9,684               $    --
Contract losses .........................................           2,841                    --
Joint ventures -- construction ..........................              --                 6,996
Joint ventures -- real estate ...........................              --                18,078
Timing of expense recognition ...........................           5,012                    --
Capitalized carrying charges ............................              --                 2,301
Net operating loss carryforwards ........................             916                    --
Alternative minimum tax credit carryforwards ............           3,567                    --
General business tax credit carryforwards ...............           4,038                    --
Foreign tax credit carryforwards ........................           1,352                    --
Other, net ..............................................             422                    --
                                                                  -------               -------
                                                                  $27,832               $27,375
Valuation allowance for deferred tax assets .............          (2,251)                   --
                                                                  -------               -------
Total ...................................................         $25,581               $27,375
                                                                  -------               -------
                                                                  -------               -------

The valuation allowance for deferred tax assets is principally attributable to the net operating loss carryforwards of Perland Environmental Technologies, Inc. and foreign tax credit carryforwards resulting from the 1993 sale of the Company's Canadian subsidiary. Any portion of the valuation allowance attributable to these deferred tax assets for which benefits are subsequently recognized will be applied to reduce income tax expense.
At December 31, 1993, the Company has unused tax credits and net operating loss carryforwards for income tax reporting purposes which expire as follows (in thousands):

                                     --------------------------------------------------------------
                                       UNUSED INVESTMENT        FOREIGN        NET OPERATING LOSS
                                          TAX CREDITS         TAX CREDITS        CARRYFORWARDS
                                     --------------------   --------------   ---------------------
1994-1998 ...........................
                                            $   32              $1,352               $ --
1999-2002 ...........................          935                --                   --
2003-2006 ...........................        3,071                --                  2,700
                                            ------              ------               ------
                                            $4,038              $1,352               $2,700
                                            ------              ------               ------
                                            ------              ------               ------

Approximately $2.7 million of the net operating loss carryforwards can only be used against the taxable income of the corporation in which the loss was recorded for tax and financial reporting purposes.
(6) OTHER INCOME (EXPENSE), NET
Other income (expense) items are as follows (in thousands):

                                             ----------------------------------------------------------------
                                                  MARCH 31,                        DECEMBER 31,
                                             1994          1993          1993          1992           1991
                                             -------      --------       -------   ------------       -------
Interest and dividend income ...........
                                             $--          $ --            $  624        $ 1,783        $1,016
Minority interest (Note 1) .............         32            71           167         (3,039)          (76)
Gain on sale of Majestic (Note 1) ......     --             4,600         4,631        --             --
Gain on sale of investment in Monenco ..     --            --            --              1,976        --
Miscellaneous income (expense), net ....       (452)          384          (215)          (284)          196
                                             -------      --------       -------       --------       -------
                                              $(420)       $5,055        $5,207        $   436        $1,136
                                             -------      --------       -------       --------       -------
                                             -------      --------       -------       --------       -------

(7) CAPITALIZATION
In July 1989, the Company sold 262,774 shares of its $1 par value common stock, previously held in treasury, to its Employee Stock Ownership Trust ("ESOT") for $9,000,000. The ESOT borrowed the funds via a placement of 8.24% Senior Unsecured Notes ("Notes") guaranteed by the Company. The Notes are payable in 20 equal semi-annual installments of principal and interest commencing in January 1990. The Company's annual contribution to the ESOT, plus any dividends accumulated on the Company's common stock held by the ESOT, will be used to repay the Notes. Since the Notes are guaranteed by the Company, they are included in "Long-Term Debt" with an offsetting reduction in "Stockholders" Equity'' in the accompanying consolidated balance sheets. The amount included in "Long-Term Debt" will be reduced and "Stockholders" Equity'' reinstated as the Notes are paid by the ESOT.
In June 1987, net proceeds of approximately $23,631,000 were received from the sale of 1,000,000 depositary convertible exchangeable preferred shares (each depositary share representing ownership of 1/10 of a share of $21.25 convertible exchangeable preferred stock, $1 par value) at a price of $25 per depositary share. Annual dividends are $2.125 per depositary share and are cumulative. Generally, the liquidation preference value is $25 per depositary share plus any accumulated and unpaid dividends. The $21.25 Preferred Stock is convertible at the option of the holder, at any time, into common stock of the Company at a conversion price of $37.75 per share of common stock. The $21.25 Preferred Stock is redeemable at the option of the Company at any time after June 15, 1990, in whole or in part, at declining premiums until June 1997 and thereafter at $25 per share plus any unpaid dividends. The $21.25 Preferred Stock is also exchangeable at the option of the Company, in whole but not in part, on any dividend payment date into 8 1/2% convertible subordinated debentures due in 2012 at a rate equivalent to $25 principal amount of debentures for each depositary share.
(8) SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
Under the terms of the Company's Shareholder Rights Plan, as amended, the Board of Directors of the Company declared a distribution on September 23, 1988 of one preferred stock purchase right (a "Right") for each outstanding share of common stock. Under certain circumstances, each Right will entitle the holder thereof to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, $1 par value (the "Preferred Stock"), at an exercise price of $100 per Unit, subject to adjustment. The Rights will not be exercisable or transferable apart from the common stock until the occurrence of certain events viewed to be an attempt by a person or group to gain control of the Company (a "triggering event"). The Rights will not have any voting rights or be entitled to dividends.
Upon the occurrence of a triggering event, each Right will be entitled to that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right. If the Company is acquired in a merger or 50% or more of its assets or earning power is sold, each Right will be entitled to receive common stock of the acquiring company having a market value of two times the exercise price of the Right. Rights held by such a person or group causing a triggering event may be null and void.
The Rights are redeemable at $.02 per Right by the Board of Directors at any time prior to the occurrence of a triggering event and will expire on September 23, 1998.
(9) STOCK OPTIONS
At March 31, 1994, December 31, 1993 and 1992, 481,610 shares of the Company's authorized but unissued common stock were reserved for issuance to employees under its 1982 Stock Option Plan. Options are granted at fair market value on the date of grant and generally become exercisable in two equal annual installments on the second and third anniversary of the date of grant and expire eight years from the date of grant. The options granted in 1992 become exercisable on March 31, 2001 if the Company achieves a certain profit target in the year 2000, may become exercisable earlier if certain interim profit targets are achieved, and, to the extent not exercised, expire 10 years from the date of grant. A summary of stock option activity related to the Company's stock option plan is as follows:


                                      --------------------------------------
                                                                  NUMBER OF
                                      NUMBER OF   OPTION PRICE     SHARES
                                       SHARES       PER SHARE    EXERCISABLE
                                      ---------   -------------  -----------
  Outstanding at December 31, 1991 ...  216,925   $11.06-$33.06       71,025
    Granted ..........................  252,000          $16.44
    Canceled .........................  (30,100)  $11.06-$33.06
  Outstanding at December 31, 1992 ...  438,825   $11.06-$33.06       91,075
    Granted ..........................    --           --
    Canceled .........................   (4,400)  $11.06-$33.06
  Outstanding at December 31, 1993 ...  434,425   $11.06-$33.06      143,000
    Granted ..........................   20,000          $13.00
    Canceled .........................  (12,700)  $11.06-$33.06
  Outstanding at March 31, 1994 ......  441,725   $11.06-$33.06      132,950
When options are exercised, the proceeds are credited to stockholders' equity. In addition, the income tax savings attributable to nonqualified options exercised is credited to paid-in surplus.
(10) EMPLOYEE BENEFIT PLANS
The Company and its U.S. subsidiaries have a defined benefit plan which covers its executive, professional, administrative and clerical employees, subject to certain specified service requirements. The plan is noncontributory and benefits are based on an employee's years of service and "final average earnings", as defined. The plan provides reduced benefits for early retirement and takes into account offsets for social security benefits. All employees are vested after 5 years of service. Net pension cost for 1993, 1992 and 1991 follows (in thousands):

                                                             ----------------------------------------
                                                                1993          1992          1991
                                                             ----------    -----------   -----------
Service cost -- benefits earned during the period .........      $1,000        $   896       $   949
Interest cost on projected benefit obligation .............       2,862          2,314         2,456
Return on plan assets:
  Actual ..................................................      (4,002)        (1,220)       (5,143)
  Deferred ................................................       1,309         (1,043)        2,895
Other .....................................................          19             19            18
                                                             ----------    -----------   -----------
Net pension cost ..........................................      $1,188         $  966        $1,175
                                                             ----------    -----------   -----------
                                                             ----------    -----------   -----------
Actuarial assumptions used:
  Discount rate ...........................................      7 1/2%*<F1>    8 1/2%        8 1/2%
  Rate of increase in compensation ........................      5 1/2%*<F1>    6 1/2%        6 1/2%
  Long-term rate of return on assets ......................          8%*<F1>        9%            9%

- --------------
<F1>*Rates were changed effective December 31, 1993 and resulted in a net increase of $3.1 million in the projected benefit obligation referred to below.

The Company's plan has assets in excess of accumulated benefit obligation. Plan assets generally include equity and fixed income funds. The status of the Company's employee pension benefit plan is summarized below (in thousands):

                                                                        ------------------------
                                                                              DECEMBER 31,
                                                                           1993         1992
                                                                        -----------  -----------
Assets available for benefits:
  Funded plan assets at fair value ...................................      $32,795      $30,305
  Accrued pension expense ............................................        3,780        2,592
                                                                        -----------  -----------
Total assets .........................................................      $36,575      $32,897
                                                                        -----------  -----------
Actuarial present value of benefit obligations:
  Accumulated benefit obligations, including  vested
    benefits of $31,837 and $26,790 ..................................      $32,463      $27,243
  Effect of future salary increases ..................................        6,468        6,229
                                                                        -----------  -----------
Projected benefit obligations ........................................      $38,931      $33,472
                                                                        -----------  -----------
Assets available less than projected benefits ........................      $ 2,356      $   575
                                                                        -----------  -----------
                                                                        -----------  -----------
Consisting of:
  Unamortized net liability existing at date of adopting
    SFAS  No. 87 .....................................................      $    41      $    47
  Unrecognized net loss ..............................................        2,260          460
  Unrecognized prior service cost ....................................           55           68
                                                                        -----------  -----------
                                                                            $ 2,356      $   575
                                                                        -----------  -----------
                                                                        -----------  -----------

The Company's policy is generally to fund currently the costs accrued under the pension plan and the Section 401(k) plan described below.
The Company also has noncontributory Section 401(k) and employee stock ownership plans (ESOP) which cover its executive, professional, administrative and clerical employees, subject to certain specified service requirements. Under the terms of the Section 401(k) plan, the provision is based on a specified percentage of profits, subject to certain limitations. Contributions to the related employee stock ownership trust (ESOT) are determined by the Board of Directors and may be paid in cash or shares of company common stock. In addition, the Company has an incentive compensation plan for key employees which is generally based on achieving certain levels of profit within their respective business units.
The aggregate amounts provided under these employee benefit plans were $9.1 million in 1993, $10.8 million in 1992 and $12.7 million in 1991.
The Company also contributes to various multiemployer union retirement plans under collective bargaining agreements, which provide retirement benefits for substantially all of its union employees. The aggregate amounts provided in accordance with the requirements of these plans were $5.2 million in 1993, $11.2 million in 1992 and $8.5 million in 1991. The Multiemployer Pension Plan Amendments Act of 1980 defines certain employer obligations under multiemployer plans. Information regarding union retirement plans is not available from plan administrators to enable the Company to determine its share of unfunded vested liabilities.
(11) CONTINGENCIES AND COMMITMENTS
At December 31, 1993, the Company has guaranteed approximately $1.7 million of debt incurred by various joint ventures in addition to the guarantees referred to below.
In connection with a real estate development joint venture, the Company's wholly-owned real estate subsidiary has guaranteed the payment of interest on both mortgage and bond financing covering a project with loans totaling $62 million; has issued a secured letter of credit to collateralize $4.5 million of these borrowings; has guaranteed amortization payments up to $10.4 million on these borrowings; and has guaranteed a master lease under a sale operating lease-back transaction under which management believes the subsidiary's additional funding obligation on a 10% present value basis will not exceed $2.6 million. The Company has also guaranteed $5.0 million of the subsidiary's $10.4 million amortization guaranty and any obligation under the master lease during the next five years. As part of the sale operating lease-back transaction, the joint venture, in which the Company's real estate subsidiary is a 46% general partner, agreed to obtain a financial commitment on behalf of the lessor to replace at least $43 million of long-term financing by July 1, 1993. To satisfy this obligation, the partnership successfully extended existing financing to July 1, 1998. To complete the extension, the partnership had to advance funds sufficient to reduce the financing from $46.5 million to $40.5 million. In addition, as part of the obligations of the extension, the partnership will have to further amortize the debt from its current $40.5 million to $33 million over the next five years. If by January 1, 1998, the joint venture has not received a further extension or new commitment for financing on the property for at least $33 million, the lessor will have the right under the lease to require the joint venture to purchase the property for a stipulated amount significantly in excess of the debt.
In 1993, the joint venture also extended $29 million of the $62 million financing mentioned above through October 1, 1998. This extension required a $.6 million up front paydown and also requires the joint venture to amortize up to $13 million of the principal over the next five years. Under certain conditions, the amortization could be as low as $9 million. It is expected that some but not all of the amortization requirements will be generated by the project's operations.
In a separate agreement related to this same property, the 20% co-general partner has indicated it does not have nor does it expect to have the financial resources to fund its share of capital calls. Therefore, the Company's wholly-owned real estate subsidiary agreed to lend this 20% co-general partner on an as-needed basis, its share of any capital calls which the partner cannot meet. In return, the Company's subsidiary receives a priority return from the partnership on those funds it advances for its partner and penalty fees in the form of rights to certain other distributions due the borrowing partner from the partnership. The severity of the penalty fees increases in each succeeding year for the next several years. During 1993, the subsidiary advanced $1.7 million under this agreement, primarily to meet the principal payment obligations of the loan extensions described above. In connection with a second real estate development joint venture, the Company's wholly-owned real estate subsidiary has guaranteed the payment of interest on mortgage financing with a total bank loan value currently estimated at $48 million; has guaranteed $10 million of loan principal; has posted a letter of credit for $1.6 million as its part of credit support required to extend the maturity of the $48 million loan to May, 1995, which letter of credit is guaranteed by both the Company and its subsidiary; and has guaranteed leases which aggregate $2 million on a present value basis as discounted at 10%.
In connection with a third real estate development joint venture, the Company's wholly-owned real estate subsidiary has guaranteed 50% of the outstanding loan, up to a maximum of $12.5 million of principal of the loan, of which $5.6 million represents the subsidiary's share of the amount outstanding at December 31, 1993.
Included in the loan agreements related to the above joint ventures, among other things, are provisions that, under certain circumstances, could limit the subsidiary's ability to transfer funds to the Company. In the opinion of management, these provisions should not affect the operations of the Company or the subsidiary.
On July 30, 1993, the U.S. District Court (D.C.), in a preliminary opinion, upheld terminations for default on two adjacent contracts for subway construction between Mergentime-Perini, under two joint ventures, and the Washington Metropolitan Area Transit Authority ("WMATA") and found the Mergentime Corporation, Perini Corporation and the Insurance Company of North America, the surety, jointly and severally liable to WMATA for damages in the amount of $16.5 million, consisting primarily of excess reprocurement costs to complete the projects. Many issues were left partially or completely unresolved by the opinion, including substantial joint venture claims against WMATA. Any such amounts awarded to the joint ventures could serve to offset the above damages awarded. The ultimate financial impact, if any, of this judgement is not yet determinable, and therefore, no impact is reflected in the 1993 financial statements.
Contingent liabilities also include liability of contractors for performance and completion of both company and joint venture construction contracts. In addition, the Company is a defendant in various lawsuits (see "Business -- Legal Proceedings" included elsewhere in this Prospectus). In the opinion of management, the resolution of these matters will not have a material effect on the accompanying financial statements.

                     PERINI CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(12) RELATED PARTY TRANSACTIONS
During 1984, the Company transferred certain of its income producing real estate properties and real estate joint venture interests to a new company, Perini Investment Properties, Inc. (PIP) and distributed the common stock of PIP to the company's shareholders on a share-for-share basis. In 1992 PIP changed its name to Pacific Gateway Properties, Inc. (PGP), reflecting that company's new West Coast focus and minimal ongoing interdependence with Perini Corporation. Hereafter, PIP will be referred to as PGP. Initially, a majority of PGP's directors were also directors of the Company and, the two companies also had the same initial controlling stockholder group. Currently, the two companies have only one common director.
Pursuant to a Service Agreement with PGP, which was terminated effective June 30, 1991, the Company provided certain management, operational, accounting, tax and other administrative services to PGP for a fee based on a formula that included an annual base fee and property acquisition fees plus reimbursement for certain expenses. Fees and expenses under this agreement amounted to $182,000 in 1991.
PGP is a partner in certain of the real estate joint ventures discussed in
Note 2 and in the first real estate development joint venture referred to in
Note 11.
(13) UNAUDITED QUARTERLY FINANCIAL DATA
The following table sets forth unaudited quarterly financial data for the years ended December 31, 1993 and 1992 (in thousands except per share amounts):

                                                       --------------------------------------------------
                                                                       1993 BY QUARTER
                                                       1ST           2ND           3RD           4TH
                                                       --------      --------      --------      --------
Revenues ........................................      $258,043      $348,004      $274,795      $219,274
Net income ......................................      $    745      $    965      $    679      $    776
Earnings per common share .......................      $    .05      $    .10      $    .04      $    .05
                                                       --------------------------------------------------
                                                                       1992 BY QUARTER
                                                       1ST           2ND           3RD           4TH
                                                       --------      --------      --------    ----------
Revenues ........................................      $246,126      $238,059      $289,602     $ 297,065
Net income (loss) ...............................      $  1,510      $    960      $  2,701     $ (22,155)
Earnings (loss) per common share ................      $    .25      $    .10      $    .53     $   (5.47)

(14) BUSINESS SEGMENTS AND FOREIGN OPERATIONS
The Company is currently engaged in the construction and real estate development businesses. The following tables set forth certain business and geographic segment information relating to the Company's operations for the three years ended December 31, 1993 (in thousands):

BUSINESS SEGMENTS
                                                          ------------------------------------------
                                                                         REVENUES
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
Construction .......................................      $1,030,341       $1,023,274       $919,641
Real Estate ........................................          69,775           47,578         72,267
                                                          ----------   --------------   ------------
                                                          $1,100,116       $1,070,852       $991,908
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                               INCOME (LOSS) FROM OPERATIONS
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
Construction .......................................      $   15,164       $   34,387       $ 24,938
Real Estate ........................................             240          (47,206)        (7,239)
Corporate ..........................................          (6,830)          (6,320)        (5,375)
                                                          ----------   --------------   ------------
                                                          $    8,574      $   (19,139)      $ 12,324
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                                          ASSETS
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
Construction .......................................      $  219,604       $  214,089       $198,971
Real Estate ........................................         218,715          204,713        252,870
                                                          ----------   --------------   ------------
                                                          $  476,378       $  470,696       $498,574
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                                   CAPITAL EXPENDITURES
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
Construction .......................................      $    4,387       $    4,042       $  6,599
Real Estate ........................................          23,590           29,131         44,207
                                                          ----------   --------------   ------------
                                                          $   27,977       $   33,173       $ 50,806
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                                       DEPRECIATION
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
Construction .......................................      $    2,552       $    5,489       $  6,342
Real Estate ........................................             963              808            848
                                                          ----------   --------------   ------------
                                                          $    3,515       $    6,297       $  7,190
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
GEOGRAPHIC SEGMENTS
                                                          ------------------------------------------
                                                                         REVENUES
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
United States ......................................      $1,064,380       $  909,358       $859,398
Canada .............................................        --                107,709        109,764
Other Foreign ......................................          35,736           53,785         22,746
                                                          ----------   --------------   ------------
                                                          $1,100,116       $1,070,852       $991,908
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                               INCOME (LOSS) FROM OPERATIONS
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
United States ......................................      $   17,249      $   (28,994)      $ 13,478
Canada .............................................        --                 12,812          4,218
Other Foreign ......................................          (1,845)           3,363              3
Corporate ..........................................          (6,830)          (6,320)        (5,375)
                                                          ----------   --------------   ------------
                                                          $    8,574      $   (19,139)      $ 12,324
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------
                                                          ------------------------------------------
                                                                          ASSETS
                                                           1993             1992            1991
                                                          ----------   --------------   ------------
United States ......................................      $  433,488       $  365,997       $408,797
Canada .............................................        --                 46,089         40,895
Other Foreign ......................................           4,831            6,716          2,149
Corporate* <F1>.....................................          38,059           51,894         46,733
                                                          ----------   --------------   ------------
                                                          $  476,378       $  470,696       $498,574
                                                          ----------   --------------   ------------
                                                          ----------   --------------   ------------

- ------------
<F1>*In all years, corporate assets consist principally of cash, cash equivalents, marketable securities and other investments available for general corporate purposes.
Contracts with various federal, state, local and foreign governmental agencies represented approximately 54% of construction revenues in 1993, 57% in 1992 and 56% in 1991.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Perini Corporation:
We have audited the accompanying statement of construction revenues and costs of Newberg/Perini (a division of Perini Corporation and a former component of Gust K. Newberg Construction Co.) for the year ended December 31, 1992. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit. We did not audit the financial statements of EBASCO/Newberg, a joint venture, for which Newberg/Perini's share of construction revenues constitutes 15% of total revenues. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
The accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the results of operations of Newberg/Perini.
In our opinion, based on our audit and the report of other auditors, the statement referred to above presents fairly, in all material respects, the construction revenues and costs of Newberg/Perini for the year ended December 31, 1992, in conformity with generally accepted accounting principles.



                                             ARTHUR ANDERSEN & CO.
August 16, 1993
Boston, Massachusetts

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Perini Corporation:
We have audited the accompanying statements of construction revenues and costs of Newberg/Perini (a division of Perini Corporation and a former component of Gust K. Newberg Construction Co.) for the years ended December 31, 1991 and 1990. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit. We did not audit the financial statements of EBASCO/Newberg, a joint venture, for the year ended December 31, 1991 for which Newberg/Perini's share of construction revenues constitutes 31% of the total revenues in 1991. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and are not intended to be a complete presentation of the results of operations of Newberg/Perini.
In our opinion, based on our audits and the report of other auditors, the statements referred to above present fairly, in all material respects, the construction revenues and costs of Newberg/Perini for the years ended December 31, 1991 and 1990, in conformity with generally accepted accounting principles.

ALEXANDER X. KUHN & CO.
August 16, 1993
Oakbrook Terrace, IL

                         INDEPENDENT AUDITORS' REPORT

MEMBERS OF THE JOINT VENTURE
Ebasco/Newberg, A Joint Venture
Tullahoma, Tennessee
We have audited the balance sheets of Ebasco/Newberg, a Joint Venture, as of December 31, 1992 and 1991, and the related statements of operations, venturers' equity (deficit) and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements, referred to above, present fairly, in all material respects, the financial position of Ebasco/Newberg, a Joint Venture, at December 31, 1992 and 1991, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE
January 21, 1993
Nashville, Tennessee

                                NEWBERG/PERINI
                STATEMENTS OF CONSTRUCTION REVENUES AND COSTS
             FOR THE YEARS ENDED DECEMBER 31, 1992, 1991 AND 1990

                                                      -----------------------------------------------
                                                        1992              1991             1990
                                                      ------------      ------------      -----------
CONSTRUCTION REVENUES ..........................      $187,183,556      $109,981,708      $10,025,483
CONSTRUCTION COSTS .............................       174,066,719       103,316,505        9,301,700
                                                      ------------      ------------      -----------
GROSS PROFIT ...................................      $ 13,116,837      $  6,665,203      $   723,783
                                                      ------------      ------------      -----------
                                                      ------------      ------------      -----------

       The accompanying notes are an integral part of these statements.

                                NEWBERG/PERINI
                  NOTES TO STATEMENTS OF REVENUES AND COSTS
             FOR THE YEARS ENDED DECEMBER 31, 1992, 1991 AND 1990

(1) ORGANIZATION AND STATEMENT PRESENTATION
As described further in Note 2, on July 1, 1993, Gust K. Newberg Construction Co. (Newberg) sold its interest related to certain construction contracts and certain construction equipment to Perini Corporation (Perini) and a third party leasing company. Perini formed a new division, Newberg/Perini, to complete the construction projects acquired, to enter into an operating lease agreement for the use of the equipment and to pursue new work in the areas of heavy construction in the Midwest and power plant construction and maintenance nationwide. Pursuant to the acquisition, these statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. These statements represent the construction revenues and costs of the acquired construction projects as reported as a component of Newberg prior to the acquisition.

(2) ACQUISITION
Effective July 1, 1993, Perini acquired Newberg's interest in eleven joint ventures (the "Joint Ventures") and one contract (the "Contract") relating to certain construction projects and certain construction equipment. The purchase price for the acquisition was (i) approximately $3 million in cash for the equipment paid by a third party leasing company, which in turn simultaneously entered into an operating lease agreement with the Registrant for the use of said equipment, (ii) the greater of $1 million or 25% of the aggregate pretax earnings during the period from April 1, 1993 through December 31, 1994, net of payments accruing to Newberg as described in (iii) below and (iii) 50% of the aggregate of net profits earned by each Joint Venture interest and under the Contract from April 1, 1993 through December 31, 1994 and, with regard to one Joint Venture interest, through December 31, 1995.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Joint venture interests are accounted for on the equity method. The company's share of revenues and costs in these interests is included in "Construction Revenues and Costs", respectively, in the accompanying Statements of Construction Revenues and Costs.
Profits from construction contracts and construction joint ventures are generally recognized by applying percentages of completion for each year to the total estimated profits for the respective contracts. The percentages of completion are determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, the company's policy is to record the entire loss. Income from claims is recorded in the year such claims are resolved.

                     PERINI CORPORATION AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                               ---------------------------------------------------------------------------
                                                     SIX MONTHS          YEAR ENDED
                                 YEAR ENDED             ENDED           DECEMBER 31,          YEAR ENDED
                                DECEMBER 31,          JUNE 30,              1993             DECEMBER 31,
                                    1993                1993             PRO FORMA               1993
                                   PERINI              NEWBERG          ADJUSTMENTS           PRO FORMA
                                   ------              -------          -----------           ---------
                                                               (UNAUDITED)
Revenues from Operations
  Construction ...........         $1,030,341            $69,275            $(35,127)           $1,064,489
  Real Estate ............             69,775            --                  --                     69,775
                                    ---------             ------             -------             ---------
                                   $1,100,116            $69,275            $(35,127)           $1,134,264
                                    ---------             ------             -------             ---------
Costs and Expenses
  Cost of Operations .....         $1,047,330            $63,464            $(31,732)           $1,079,062
  General, Administrative
    and Selling Expenses .             44,212            --                    1,500                45,712
                                    ---------             ------             -------             ---------
                                   $1,091,542            $63,464            $(30,232)           $1,124,774
                                    ---------             ------             -------             ---------
Income from Operations ...         $    8,574            $ 5,811            $ (4,895)           $    9,490
  Other Income, Net ......              5,207            --                  --                      5,207
  Interest Expense .......             (5,655)           --                  --                     (5,655)
                                    ---------             ------             -------             ---------
Income (Loss) Before
Income Taxes .............         $    8,126            $ 5,811            $ (4,895)           $    9,042
Provision for Income Taxes
..........................             (4,961)           --                     (357)               (5,318)
                                    ---------             ------             -------             ---------
Net Income ...............         $    3,165            $ 5,811            $ (5,252)           $    3,724
                                    ---------             ------             -------             ---------
                                    ---------             ------             -------             ---------
Earnings Per Common Share          $      .24                                                   $      .37
                                    ---------                                                    ---------
                                    ---------                                                    ---------


    See notes to pro forma condensed consolidated statement of operations.

                     PERINI CORPORATION AND SUBSIDIARIES
      NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Effective July 1, 1993, the Registrant acquired Newberg's interest in eleven joint ventures (the "Joint Ventures") and one contract (the "Contract") relating to certain construction projects and certain construction equipment. The purchase price for the acquisition was (i) approximately $3 million in cash for the equipment paid by a third party leasing company, which in turn simultaneously entered into an operating lease agreement with the Registrant for the use of said equipment, (ii) the greater of $1 million or 25% of the aggregate pretax earnings of Perini/Newberg, a new division of the Registrant primarily responsible for completing the projects, during the period from April 1, 1993 through December 31, 1994, net of payments accruing to Newberg as described in (iii) below and (iii) 50% of the aggregate of net profits earned by each Joint Venture and under the Contract from April 1, 1993 through December 31, 1994 and, with regard to one Joint Venture, through December 31, 1995.

NOTE A:  PRO FORMA ADJUSTMENTS TO CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS
The pro forma statement of operations combines the revenues and costs of Newberg/Perini for the six months ended June 30, 1993 (preacquisition) with the consolidated results of operations of Perini Corporation and subsidiaries for the year ended December 31, 1993.
The pro forma adjustment to revenues and costs from construction operations represents Newberg's approximate 50% share in accordance with the terms of the Asset Purchase Agreement.
The pro forma adjustments to general, administrative and selling expenses represent management's estimate of a normalized annual level of such expense ($2.8 million) and amortization of the $1 million assigned to the non-competition agreement which is being amortized over its five-year term on a straight-line basis.
The pro forma adjustment to the provision for income taxes was calculated by applying the Registrant's 1993 statutory federal and state income tax rate of 39% to income before income taxes to the pro forma adjusted Newberg results.

                                   PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
Except for the Registration Fee and the NASD Filing Fee, the following table sets forth estimates of expenses of issuance other than underwriting discounts and commissions:

Registration Fee..........................................          $ 9,914
NASD Filing Fee...........................................            3,375
Listing Fee...............................................           17,500
Accounting Fees..........................................
Depositary's Fees and Expenses...........................
Transfer Agent's Fees and Expenses.......................
Trustee's Fees and Expenses..............................
Printing Costs...........................................
Engraving Costs..........................................
Legal Fees and Expenses..................................
Blue Sky Fees and Expenses...............................
Miscellaneous............................................
                                                                    ------
Total..................................................             $
                                                                    ------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
The Restated Articles of Organization, as amended, of Perini Corporation (the "Registrant") provide for the elimination of liability of directors to the Registrant or its stockholders for monetary damages for negligent acts or omissions to the extent permitted by Section 13 of the Business Corporation Law of the Commonwealth of Massachusetts.
Section 67 of the Business Corporation Law of the Commonwealth of Massachusetts gives corporations the power to indemnify directors, officers, employees and other agents and persons under certain circumstances.
The By-laws of the Registrant provide for indemnification of officers, directors and certain other corporate representatives for all expenses incurred by them in defense of any proceeding or lawsuit in which they are successful on the merits. In such a situation, the right to receive indemnification is mandatory and does not require an affirmative determination by the Board of Directors.
The By-laws also authorize indemnification of officers, directors and certain other corporate representatives for expenses and liabilities in cases other than those in which they are successful on the merits, subject to specified conditions. No indemnification shall be provided with respect to any matter as to which an officer, director or corporate representative shall have been adjudicated not to have acted in good faith and in the reasonable belief that his action was in the best interest of the Registrant, or, with respect to a criminal matter, that he had reasonable cause to believe that his conduct was unlawful. No indemnification shall be provided for any director or officer or corporate representative with respect to a proceeding by or in the right of the Registrant in which he is adjudicated to be liable to the Registrant.
The By-laws provide that if a proceeding is compromised or settled in a manner which imposes a liability or obligation upon a director or officer or corporate representative, no indemnification shall be provided to him with respect to (i) a proceeding by or in the right of the Registrant unless the Board of Directors determines in its discretion that indemnification is appropriate under the circumstances, and (ii) any other type of proceeding if it is determined by the Board of Directors that said director or officer or corporate representative in ineligible to be indemnified under the By-laws of the Registrant.
The By-laws provide that any indemnification other than mandatory indemnification shall be authorized in each case as determined by the Board of Directors, which may act on the indemnification request notwithstanding that one or more of its members are parties to the proceeding or otherwise have an interest in such indemnification.
The By-laws also authorize the Registrant to purchase and maintain insurance on behalf of officers and directors against liabilities incurred by them in their capacities as such, whether or not the Registrant would have been able to indemnify them for such liabilities.
In January 1987, the Registrant established the Perini Corporation Indemnity Trust to assure that independent fiduciaries will administer the indemnification obligations of the Registrant to its directors, officers, employees and agents pursuant to the laws of Massachusetts, its Restated Articles of Organization, as amended, By-laws, and indemnity contracts or agreements. State Street Bank & Trust Company is the trustee. The Perini Corporation Indemnity Trust currently has assets of nominal value but these could be increased at any time.
The By-laws of the Registrant authorized the Registrant to enter into specific agreements with its officers and directors to indemnify them to the full extent permitted by law. In December 1986, the Board of Directors approved and the Registrant entered into indemnification agreements with each of its directors and certain of its officers. These indemnification agreements were ratified by stockholders at the 1987 Annual Meeting.
The Registrant has a one-year insurance policy, effective July 1, 1993, with National Union Fire Insurance Company insuring directors and officers against certain liabilities that may incur, including liabilities under the Security Act of 1933, as amended. This policy contains standard reimbursement provisions to an aggregate limit of $15 million and a corporate retention of $200,000 for expenses reimbursable to the directors and/or officers of the Registrant. The policy contains various reporting requirements and exclusions. The Registrant also has a one-year insurance policy, effective July 1, 1993, with the Fidelity and Casualty Company of New York, insuring directors and officers against certain liabilities in the amount of $5 million excess over the primary coverage.

ITEM 16.  EXHIBITS.
The list of Exhibits appears on page E-1 of this Registration Statement.

ITEM 17.  UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in t he Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Company hereby undertakes that (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424
(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (2) for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Framingham, Commonwealth of Massachusetts, on the 27th day of May, 1994.

                                  PERINI CORPORATION


                                  By:
                                     DAVID B. PERINI
                                      ---------------------
                                     DAVID B. PERINI
                                     Chairman, President and
                                     Chief Executive Officer

                              POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Perini, James M. Markert and Robert E. Higgins, and each of them, acting singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                 SIGNATURE                                           TITLE                                    DATE
                 ---------                                           -----                                    ----
                                                        Chairman, President, Chief Executive
                                                          Officer and Director (Principal
                                                          Executive Officer)
   DAVID B. PERINI
- ------------------------------
   DAVID B. PERINI                                                                                            May 27, 1994
                                                        Senior Vice President -- Finance and
                                                          Administration and Director
                                                          (Principal Financial Officer)
   JAMES M. MARKERT
- ------------------------------
   JAMES M. MARKERT                                                                                           May 27, 1994
                                                        Vice President and Controller
                                                          (Principal Accounting Officer)
   BARRY R. BLAKE
- ------------------------------
   BARRY R. BLAKE                                                                                             May 27, 1994
                                                        Director
   RICHARD J. BOUSHKA
- ------------------------------
   RICHARD J. BOUSHKA                                                                                         May 27, 1994
                                                        Director
   MARSHALL M. CRISER
- ------------------------------
   MARSHALL M. CRISER                                                                                         May 27, 1994
                                                        Director
   THOMAS E. DAILEY
- ------------------------------
   THOMAS E. DAILEY                                                                                           May 27, 1994
                                                        Director
   ALBERT A. DORMAN
- ------------------------------
   ALBERT A. DORMAN                                                                                           May 27, 1994
                                                        Director
   ARTHUR J. FOX, JR.
- ------------------------------
   ARTHUR J. FOX, JR.                                                                                         May 27, 1994
                                                        Director
- ------------------------------
   NANCY HAWTHORNE
                                                        Director
   MARSHALL A. JACOBS
- ------------------------------
   MARSHALL A. JACOBS                                                                                         May 27, 1994
                                                        Director
   ROBERT M. JENNEY
- ------------------------------
   ROBERT M. JENNEY                                                                                           May 27, 1994
                                                        Director
   JOHN J. MCHALE
- ------------------------------
   JOHN J. MCHALE                                                                                             May 27, 1994
                                                        Director
   JANE E. NEWMAN
- ------------------------------
   JANE E. NEWMAN                                                                                             May 27, 1994
                                                        Director
   BART W. PERINI
- ------------------------------
   BART W. PERINI                                                                                             May 27, 1994
                                                        Director
   JOSEPH R. PERINI
- ------------------------------
   JOSEPH R. PERINI                                                                                           May 27, 1994


                                EXHIBIT INDEX
 1                 Form of Underwriting Agreement
 4(a)              Certificate of Vote of Directors Establishing a Series of a Class of Stock determining the relative
                   rights and preferences of the $        Convertible Exchangeable Junior Preferred Stock
 4(b)              Form of Deposit Agreement, including form of Depositary Receipt
 4(c)              Form of Indenture with respect to the   % Convertible Subordinated Debentures Due          , 2019,
                   including form of Debenture
 4(d)              Shareholder Rights Agreement, as amended, and Certificate of Vote of Directors adopting a
                   Shareholders Rights Plan providing for the issuance of a Series A Junior Participating cumulative
                   Preferred Stock purchase rights as a dividend to all shareholders of record on October 6, 1988
                   (incorporated by reference to Current Report on Form 8-K (Date of earliest reportable event: May 17,
                   1990))
 5(a)              Opinion of Jacobs Persinger & Parker as to legality*<F1>
 5(b)              Opinion of Peabody & Arnold as to legality*<F1>
 5(a)              Opinion of Jacobs Persinger & Parker as to legality*<F1>
 7                 Opinion of Goodwin, Proctor & Hoar as to liquidation preference*<F1>
10(a)              Restricted Stock Plan for Outside Directors
10(b)              1982 Stock Option and Long Term Performance Incentive Plan, as amended (incorporated by reference to
                   Exhibit A to the Registrant's Proxy Statement dated April 15, 1992)
10(c)              Perini Corporation Amended and Restated General Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-K for the year ended December 31, 1991)
10(d)              Perini Corporation Amended and Restated construction Business Unit Incentive Compensation Plan
                   (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-K for the year ended December
                   31, 1991)
10(e)              $70,000,000 Credit Agreement dated as of May 10, 1993 among Registrant and Morgan Guaranty Trust
                   Company of New York, Bank of America National Trust & Savings Association, Shawmut Bank, N.A., Fleet
                   Bank of Massachusetts, N.A. and Baybank Boston, N.A., as amended by Amendment No. 1 dated as of
                   December 30, 1993, Amendment No. 2 dated as of February 11, 1994, Amendment No. 3 dated as of March
                   8, 1994 and Amendment No. 4 dated as of May 3, 1994
10(f)              $15,000,000 Credit Agreement dated as of March 9, 1994 among Registrant and Morgan Guaranty Trust
                   Company of New York, Bank of America National Trust & Savings Association, Shawmut Bank, N.A., Fleet
                   Bank of Massachusetts, N.A. and Baybank Boston, N.A., as amended by Amendment No. 1 dated as of May
                   3, 1994
12                 Statement re Computation of Ratios
23(a)              Consent of Jacobs Persinger & Parker (see Exhibit 5(a))*<F1>
23(b)              Consent of Peabody & Arnold (see Exhibit 5(b))*<F1>
23(c)              Consent of Goodwin, Proctor & Hoar (see Exhibit 7)*<F1>
23(d)              Consent of Arthur Andersen & Co.
23(e)              Consent of Alexander X. Kuhn & Co.
23(f)              Consent of Deloitte & Touche
24                 Power of Attorney (see page II-4)
25                 Statement of Eligibility and Qualification on Form T-1 of State Street Bank & Trust Co.*<F1>

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<F1>*To be filed by amendment.

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